NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 13, 2023 April 10, 2023

(i) TABLE OF CONTENTS NOTICE OF ANNUAL MEETING OF SHAREHOLDERS .................................................................................. 1  LETTER TO SHAREHOLDERS .............................................................................................................................. 2  MANAGEMENT INFORMATION CIRCULAR .................................................................................................... 3  PROXY SOLICITATION AND VOTING ................................................................................................................ 3  Solicitation of Proxies ..................................................................................................................................... 3  Voting and Asking Questions at the Meeting .................................................................................................. 3  Notice and Access ........................................................................................................................................... 4  Appointment of Proxies................................................................................................................................... 5  Revocation of Proxies ..................................................................................................................................... 6  Voting of Proxies ............................................................................................................................................ 6  Quorum ........................................................................................................................................................... 6  INFORMATION FOR BENEFICIAL HOLDERS OF SECURITIES .................................................................. 7  VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF .................................................................... 7  Shares .............................................................................................................................................................. 7  Preferred Shares .............................................................................................................................................. 8  Eligibility for Voting ....................................................................................................................................... 8  Principal Shareholders ..................................................................................................................................... 8  Prior Voting Results ........................................................................................................................................ 8  MATTERS TO BE CONSIDERED AT THE MEETING ....................................................................................... 9  1.Financial Statements..................................................................................................................................... 9  2.Election of Directors .................................................................................................................................... 9  3.Appointment of Auditors ............................................................................................................................ 19  COMPENSATION .................................................................................................................................................... 20  Compensation Governance ............................................................................................................................ 20  Compensation Discussion and Analysis ........................................................................................................ 22  Performance Graph ....................................................................................................................................... 28  Compensation – Named Executive Officers ................................................................................................. 29  Employment Agreements – Named Executive Officers ................................................................................ 36  Compensation – Directors ............................................................................................................................. 38  SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS ................... 43  STATEMENT OF GOVERNANCE PRACTICES ................................................................................................ 43  Governance Highlights .................................................................................................................................. 43  Composition of Board of Directors and Independence ................................................................................. 45  Nomination of Directors ................................................................................................................................ 45  Term Limits ................................................................................................................................................... 45  Board Assessments ........................................................................................................................................ 45  Charter of the Board ...................................................................................................................................... 46  Position Descriptions ..................................................................................................................................... 46  Orientation and Continuing Education .......................................................................................................... 47  Ethical Business Conduct .............................................................................................................................. 48  Whistleblower Policy .................................................................................................................................... 48  Insider Trading Policy ................................................................................................................................... 48  Disclosure and Confidential Information Policy ........................................................................................... 49  Diversity ........................................................................................................................................................ 49  Conflicts of Interest ....................................................................................................................................... 50  Committees of the Board ............................................................................................................................... 50  Board Interlocks ............................................................................................................................................ 51  Succession Planning ...................................................................................................................................... 52  Environmental, Social and Governance ........................................................................................................ 52  Shareholder Engagement ............................................................................................................................... 53

(ii) Risk Oversight ............................................................................................................................................... 53  EQUITY INCENTIVE PLANS ................................................................................................................................ 53  Omnibus Incentive Plan ................................................................................................................................ 53  Legacy Option Plan ....................................................................................................................................... 59  Employee Share Purchase Plan ..................................................................................................................... 60  Burn Rate ...................................................................................................................................................... 62  DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION ................................................... 63  INDEBTEDNESS OF DIRECTORS AND OFFICERS ......................................................................................... 63  INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON ............... 63  INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS ................................................... 64  OTHER BUSINESS .................................................................................................................................................. 64  ADDITIONAL INFORMATION ............................................................................................................................. 64  APPROVAL OF DIRECTORS ................................................................................................................................ 64  SCHEDULE A CHARTER OF THE BOARD OF DIRECTORS ...................................................................... A-1  SCHEDULE B EQUIPMENT REQUIREMENTS / LOGIN INSTRUCTIONS ............................................... B-1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS NOTICE IS HEREBY GIVEN that an annual meeting (the “Meeting”) of shareholders of Docebo Inc. (the “Company”) will be held in a virtual-only format via live audio webcast at https://virtual-meetings.tsxtrust.com/1425 on June 13, 2023 at 9:00 a.m. (Toronto time), for the following purposes: 1. TO RECEIVE the financial statements of the Company and the auditors’ report thereon, for the year ended December 31, 2022; 2. TO ELECT members of the board of directors of the Company; 3. TO APPOINT auditors and to authorize the board of directors of the Company to fix their remuneration; and 4. TO TRANSACT such other business as may properly come before the Meeting or any adjournment thereof. Holders of common shares of the Company (collectively, “Shareholders”) of record at the close of business on May 2, 2023 (the “Record Date”) will be entitled to vote at the Meeting. In connection with the Meeting, the Company will use “notice and access” delivery to furnish to Shareholders a notice and access notification (the “N&A Notice”) containing instructions on how to access proxy-related materials, including the Company’s management information circular (the “Circular”) and the Company’s audited consolidated financial statements and the auditors’ report thereon and management’s discussion and analysis for the fiscal year ended December 31, 2022 (together with the Circular, the “Meeting Materials”). Under notice-and-access, the Company is permitted, as an alternative to sending paper copies of the Meeting Materials to Shareholders, to provide to Shareholders as of the Record Date, the N&A Notice containing, among other things, information regarding how to access the Meeting Materials online as well as how to obtain paper copies of the Meeting Materials free of charge. The Company anticipates that notice-and-access will directly benefit the Company through a reduction in mailing costs and will promote environmental responsibility by decreasing the large volume of documents generated by printing proxy-related materials. A form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a non-registered Shareholder) is included with this notice along with instructions on how to vote. Shareholders who are unable to be present in person at the Meeting are requested to sign, date and return the form of proxy or voting instruction form received in accordance with the instructions provided. It is important that Shareholders read the accompanying management information circular carefully. The Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice. DATED at Toronto, Ontario this 10th day of April, 2023. BY ORDER OF THE BOARD OF DIRECTORS “Claudio Erba” Chief Executive Officer and Director Docebo Inc.

- 2 - LETTER TO SHAREHOLDERS Dear Fellow Shareholder: We are pleased to invite you to the annual meeting (the “Meeting”) of the holders of common shares (collectively, “Shareholders”) of Docebo Inc. (“Docebo” or the “Company”) to be held in a virtual-only format via live audio webcast at https://virtual-meetings.tsxtrust.com/1425 on June 13, 2023 at 9:00 a.m. (Toronto time). The enclosed management information circular describes the business to be conducted at the Meeting and provides information on the Company’s executive compensation and corporate governance practices. At the Meeting, there will be an opportunity to ask questions and meet with management and the board of directors of the Company. We look forward to providing you with an update on the Company’s recent achievements and our plans for the future. Once again, in a continued effort to mitigate risks relating to the unprecedented health impact of COVID-19 pandemic, and its potential impact on the health and safety of our communities, Shareholders, employees and other stakeholders, we are holding our Meeting in a virtual-only format via live audio webcast. While Shareholders will not be able to attend the Meeting in person, the online platform will provide each Shareholder with an equal opportunity to participate in real time and vote at the Meeting, regardless of geographic location or particular circumstances. We are proud of how Docebo has been able to respond to customer needs through challenging macroeconomic conditions and grateful to our employees for their teamwork, commitment, and dedication. In 2022, our growth continued unabated, as we reported four consecutive quarters of annual recurring revenue growth in excess of 34% driven by new logo acquisition, increased upsell and cross sell activity with existing customers, and growing OEM sales. Going into 2023, we are excited about the positive momentum in the business and the investments we have made to scale Docebo for continued growth. We look forward to welcoming you at the Meeting and thank you for your continued support. Sincerely, Jason Chapnik, Chair of the Board and Claudio Erba, Chief Executive Officer and Director

- 3 - MANAGEMENT INFORMATION CIRCULAR Unless otherwise noted or the context otherwise indicates, the “Company”, “Docebo”, “us”, “we” or “our” refer to Docebo Inc., together with its direct and indirect subsidiaries and predecessors or other entities controlled by it or them on a combined basis. Unless otherwise indicated herein, all references to dollars, “$” or “C$” are to Canadian dollars, all references to “US$” are to U.S. dollars and all references to “€” are to European euros. The board of directors of the Company is referred to herein as the “Board” or the “Directors”, and a “Director” means any one of them. This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by or on behalf of management of the Company, for use at the annual meeting (the “Meeting”) of holders (“Shareholders”) of common shares (the “Shares”) of the Company scheduled to be held in a virtual-only format via live audio webcast at https://virtual-meetings.tsxtrust.com/1425 at 9:00 a.m. (Toronto time) on June 13, 2023, and at all postponements or adjournments thereof, for the purposes set forth in the accompanying notice of the Meeting (the “Notice of Meeting”). Shareholders of record at the close of business on May 2, 2023 (the “Record Date”) will be entitled to vote at the Meeting. This year, to continue to mitigate risks to the health and safety of the Company’s communities, Shareholders, employees and other stakeholders, the Meeting will be held in a virtual-only format, which will be conducted via live audio webcast over the internet. The Company currently intends to resume holding in-person meetings under normal circumstances in future years; however, the Company has determined that holding this year’s Meeting in a virtual- only format is a proactive and prudent step in light of efforts to encourage social distancing during the COVID-19 pandemic. Shareholders will have an opportunity to participate at the Meeting online regardless of their geographic location. A summary of the information that Shareholders will need to attend the Meeting online is provided under “Voting and Asking Questions at the Meeting” and “Appointment of Proxies”. Except as otherwise stated in this Information Circular, the information contained herein is given as of April 10, 2023. PROXY SOLICITATION AND VOTING Solicitation of Proxies The Company will use the “notice and access” delivery model (“Notice and Access”) to conduct the solicitation of proxies in connection with this Information Circular. Proxies may also be solicited personally or by telephone by individual Directors of the Company or by officers and/or other employees of the Company. The Company will bear the cost in respect of the solicitation of proxies for the Meeting and will bear the legal, printing and other costs associated with the preparation of the Information Circular. The Company will also pay the fees and costs of intermediaries for their services in transmitting proxy-related material in accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). This cost is expected to be nominal. Copies of the Company’s current annual information form (“AIF”) as well as the financial statements of the Company for the year ended December 31, 2022, together with the auditors’ report thereon and the related management’s discussion and analysis (“MD&A”), are available on the Company’s website at www.docebo.com and on the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com. Voting and Asking Questions at the Meeting This year we are again holding the Meeting as a completely virtual meeting, which will be conducted via live audio webcast, where all Shareholders regardless of geographic location will have an opportunity to participate in the Meeting. Given this relatively new format, all Shareholders are strongly advised to carefully read the voting instructions below that are applicable to them.

- 4 - We encourage Shareholders to submit their votes in advance by going to www.voteproxyonline.com and entering the 12-digit control number from their proxy, by facsimile to 416-595-9593, or by mail to TSX Trust Company 301-100 Adelaide Street West, Toronto, ON M5H 4H1. Voting as a Registered Shareholder Registered holders of Shares (“Registered Holders”) on the record date may vote online at the virtual meeting at https://virtual-meetings.tsxtrust.com/1425. By clicking “I have a control number” they will be prompted to enter their twelve digit control number (which is located on their proxy form) and asked to enter the password, which is docebo2023 (case sensitive). They have to be connected to the internet at all times to be able to vote – it’s the Shareholder’s responsibility to make sure they stay connected for the entire Meeting. Registered Shareholders on the Record Date who voted prior to the Meeting do not need to vote again during the Meeting. Alternatively, they may give another person authority to represent them and vote their shares online at the virtual Meeting, as described below under the heading “Appointment of Proxies”. Voting as a Beneficial Shareholder For Shareholders that own their Shares beneficially (“Beneficial Holders”) whose shares are registered in the name of an intermediary, which is usually a trust company, securities broker or other financial institution, their intermediary is entitled to vote the shares held by it and beneficially owned by the Beneficial Holder on the record date. However, it must first seek the Beneficial Holder’s instructions as to how to vote their shares or otherwise make arrangements so that they may vote their shares directly. Beneficial Holders may vote their shares through their intermediary or online at the virtual Meeting by duly appointing themselves as proxyholder as described under the heading “Appointment of Proxies”. Beneficial Holders that duly appoint themselves as proxyholder and who are responsible for obtaining a control number as described under the heading “Appointment of Proxies”, may vote online at the virtual meeting at https://virtual-meetings.tsxtrust.com/1425. Click on “I have a control number” and they will be prompted to enter their twelve digit control number (obtained from TSX Trust) and enter the password docebo2023 (case sensitive). Shareholders have to be connected to the internet at all times to be able to vote – it’s the responsibility of the Shareholder to make sure they stay connected for the entire Meeting. Beneficial Holders who have not duly appointed themselves as proxyholder will not be able to vote or ask questions at the Meeting, however such Beneficial Holders may still attend the Meeting as guests through the live audio webcast at https://virtual-meetings.tsxtrust.com/1425. Asking Questions at the Meeting Registered Shareholders and non-registered Shareholders who have appointed themselves as proxyholder and obtained a control number are eligible to ask questions at any time. While logged in for the Meeting, the Shareholder will be able to submit questions online by clicking on the submit questions button. Equipment Requirements / Login Instructions Please refer to Schedule B of this Information Circular for equipment requirements and login instructions for the Meeting. Notice and Access The Company is using Notice and Access for both Registered Holders and Beneficial Holders, which allows the Company to furnish proxy materials online to Shareholders instead of mailing paper copies of such materials. Using Notice and Access, the Company can deliver proxy-related materials by (i) posting the Information Circular (and other proxy related materials) on a website other than SEDAR and (ii) sending a notice informing Shareholders that the Information Circular and proxy related materials have been posted and explaining how to access such materials (the “N&A Notice”).

- 5 - On or before May 10, 2023, the Company will send to Shareholders of record as of the Record Date a notice package containing the N&A Notice and the relevant voting document (a form of proxy or voting instruction form, as applicable). The N&A Notice will contain basic information about the Meeting and the matters to be voted on, instructions on how to access the proxy materials, including this Information Circular and the Company’s 2022 audited consolidated financial statements and the auditors’ report thereon and the MD&A (together with this Information Circular, the “Meeting Materials”), an explanation of the Notice and Access process and details of how to obtain a paper copy of the Meeting Materials upon request at no cost. The Meeting Materials are available electronically under the Company’s profile on SEDAR and at https://docs.tsxtrust.com/2177. Shareholders who want to receive a paper copy of the Meeting Materials or who have questions about Notice and Access may call toll free 1-866-600-5869 or email TMXEinvestorservices@tmx.com. In order to receive a paper copy in time to vote before the Meeting, requests should be received by June 1, 2023. Appointment of Proxies Shareholders will receive a form of proxy or voting instruction form (the “Form of Proxy”) for use in connection with the Meeting. The persons named in such Form of Proxy are currently Directors or officers of the Company. A Shareholder who wishes to appoint some other person to represent him, her or it at the Meeting may do so by crossing out the persons named in the Form of Proxy and inserting such person’s name in the blank space provided in the Form of Proxy or by completing another proper Form of Proxy. Such other person need not be a Shareholder of the Company. To be valid, proxies or instructions must be completed, signed, dated and returned to the offices of TSX Trust Company (the “Agent”) at 301 – 100 Adelaide Street West, Toronto, Ontario M5H 4H1, Canada, by mail (using the enclosed envelope, if desired), by fax to 416.595.9593 or by Internet at www.voteproxyonline.com, at any time up to and including 9:00 a.m. (Toronto time) on Friday June 9, 2023, or if the meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned meeting. The document appointing a proxy must be in writing and completed and signed by a Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Instructions provided to the Agent by a Shareholder must be in writing and completed and signed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as officers, attorneys, executors, administrators, and trustees should so indicate and provide satisfactory evidence of such authority. Registered Holders who wish to appoint a person other than the management nominees identified on the form of proxy, must carefully follow the instructions in this Circular and on their form of proxy. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust, by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found at https://tsxtrust.com/resource/en/75, after submitting their form of proxy. Failure to register the proxyholder with TSX Trust will result in the proxyholder not receiving a control number to participate in the Meeting and only being able to attend as a guest. Guests will not be permitted to vote or ask questions at the Meeting. Beneficial Holders who wish to attend and vote at the Meeting must insert his, her or its own name in the space provided for the appointment of a proxyholder on the voting instruction form provided by the intermediary and return it in accordance with the intermediary’s directions. By doing so, Beneficial Holders are instructing their nominee to appoint them as proxyholder. If you are a United States Beneficial Holder, you will not be able to appoint yourself or anyone else as a proxyholder through the voting Instruction Form you receive in connection with the Meeting. Accordingly, to attend and vote at the Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then submit a copy of your legal proxy to TSX Trust. Requests for registration should be directed to: TSX Trust Company of Canada Attention: Proxy Department 301 – 100 Adelaide Street West, Toronto, ON M5H 4H1

- 6 - OR Email: tsxtrustproxyvoting@tmx.com Fax #: 416-595-9593 Requests for registration must be labeled as “Legal Proxy” and be received no later than June 9, 2023 by 9:00 a.m. (Toronto time). You will receive a confirmation of your registration by email after your registration materials are received. Beneficial Holders wishing to attend and vote at the Meeting must also take the additional step of registering with our transfer agent, TSX Trust, by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found at https://tsxtrust.com/resource/en/75, after submitting their voting instruction form. Failure to register with TSX Trust will result in the non-registered Shareholder not receiving a control number to participate in the Meeting and only being able to attend as a guest. Guests will not be permitted to vote or ask questions at the Meeting. Revocation of Proxies A proxy given by a Shareholder for use at the Meeting may be revoked at any time prior to its use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited with the Agent at 301 - 100 Adelaide Street West, Toronto, Ontario M5H 4H1, Canada at any time up to and including two business days preceding the Meeting or any adjournment thereof at which the proxy is to be used, and upon such deposit, the proxy is revoked. Only Registered Holders (as defined below) have the right to revoke a proxy. Beneficial Holders (as defined below) who wish to change their vote must make appropriate arrangements with their respective dealers or other intermediaries. Voting of Proxies The persons named in the Form of Proxy will vote, or withhold from voting, the Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the instructions of the Shareholder as indicated on the Form of Proxy. In the absence of such specification, such Shares will be voted at the Meeting as follows:  FOR the election of those persons listed in this Information Circular as the proposed Directors for the ensuing year; and  FOR the appointment of KPMG LLP, Chartered Accountants, as auditor of the Company for the ensuing year and to authorize the Board to fix the auditor’s remuneration. For more information on these issues, please see the section entitled “Matters to be Considered at the Meeting” in this Information Circular. The persons appointed under the Form of Proxy are conferred with discretionary authority with respect to amendments to or variations of matters identified in the Form of Proxy and the Notice of Meeting and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the Form of Proxy to vote in accordance with their best judgment on such matter or business. As at the date of this Information Circular, the Directors know of no such amendments, variations or other matters. Quorum A quorum for the transaction of business at the Meeting or any adjournment thereof shall be two persons present and entitled to vote at the Meeting that hold, or represent by proxy, not less than 25% of the votes attached to the outstanding Shares entitled to vote at the Meeting.

- 7 - INFORMATION FOR BENEFICIAL HOLDERS OF SECURITIES Information set forth in this section is very important to persons who hold Shares otherwise than in their own names. Shares held by a Beneficial Holder that are registered in the name of an intermediary (such as a securities broker, financial institution, trustee, custodian or other nominee who holds securities on behalf of the Beneficial Holder or in the name of a clearing agency in which the intermediary is a participant) should note that only proxies or instructions deposited by securityholders whose names are on the records of the Company as the Registered Holders can be recognized and acted upon at the Meeting. Shares that are listed in an account statement provided to a Beneficial Holder by a broker are likely not registered in the Beneficial Holder’s own name on the records of the Company and such Shares are more likely registered in the name of CDS Clearing and Depository Services Inc. (“CDS”), which acts as a nominee for many Canadian brokerage firms, and in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (“DTC”), which acts as a nominee for many U.S. brokerage firms and custodian banks, or their nominees. Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from Beneficial Holders in advance of securityholder meetings. Every broker or other intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Holder by its broker is identical to that provided to registered securityholders. However, its purpose is limited to instructing the registered securityholder how to vote on behalf of the Beneficial Holder. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications Solutions (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Holders and asks Beneficial Holders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions representing the voting of the securities to be represented at the Meeting. A Beneficial Holder receiving a Broadridge voting instruction form cannot use that voting instruction form to vote Shares directly at the Meeting. The voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have the Shares voted. Proxy-related materials will be sent by the Company directly to “non-objecting beneficial owners” under NI 54-101. The Company intends to pay for intermediaries to deliver proxy-related materials to “objecting beneficial owners” and Form 54-101F7 (the request for voting instructions), in accordance with NI 54- 101. Although Beneficial Holders may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of CDS, DTC or their broker or other intermediary, a Beneficial Holder may attend the Meeting as proxy holder for the Registered Holder and vote their Shares in that capacity. Beneficial Holders who wish to attend the Meeting and indirectly vote their own Shares as proxy holder for the Registered Holder should enter their own names in the blank space on the Form of Proxy provided to them and return the same to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting. VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF Shares The authorized capital of the Company consists of (i) an unlimited number of Shares and (ii) an unlimited number of preferred shares, issuable in series. The common shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and the Nasdaq Global Select Market (“NASDAQ”) under the symbol “DCBO”. Holders of the Shares are entitled to one vote per Share on all matters upon which holders of the Shares are entitled to vote at the Meeting. As at the date of this Information Circular, there are 32,936,724 Shares and no preferred shares issued and outstanding. This summary is qualified by reference to, and is subject to, the detailed provisions of the articles of incorporation of the Company (the “Articles”).

- 8 - Preferred Shares Except as provided in any special rights or restrictions attaching to any series of preferred shares issued from time to time, the holders of preferred shares will not be entitled to receive notice of, attend or vote at any meeting of Shareholders. Eligibility for Voting At the Meeting, each holder of Shares of record at the close of business on the Record Date, will be entitled to one vote for each Share held on all matters proposed to come before the Meeting. Any Shareholder who was a Shareholder on the Record Date shall be entitled to receive notice of and vote at the Meeting or any adjournment thereof, even though he, she or it has since that date disposed of his, her or its Shares, and no Shareholder becoming such after that date shall be entitled to receive notice of and vote at the Meeting or any adjournment thereof or to be treated as a Shareholder of record for purposes of such other action. Principal Shareholders To the knowledge of the Company and its executive officers, the only person or company that beneficially owned, or controlled or directed, directly or indirectly, voting securities of the Company carrying 10% or more of the votes attached to any class of issued and outstanding Shares as of the date hereof, is: Name Type of Ownership Common Shares Percentage of Class Intercap Equity Inc.(1) Legal and beneficial 13,589,920 41.26% Cat Rock Capital Management LP Legal 5,379,850 16.34% _______________ Notes: (1) Jason Chapnik beneficially owns, controls or directs, directly or indirectly, all of the equity interests of Intercap Equity Inc. Jason Chapnik, James Merkur and William Anderson are the director nominees of Intercap (as defined below). See “Election of Directors”. Management of the Company understands that the Shares registered in the name of CDS or DTC are beneficially owned through various dealers and other intermediaries on behalf of their clients and other parties. The names of the Beneficial Holders of such Shares are not known to the Company. Except as set out above, the Company and its executive officers have no knowledge of any person or company that beneficially owns, or controls or directs, directly or indirectly, 10% or more of the outstanding Shares of the Company. Prior Voting Results Voting results of the Meeting will be filed on SEDAR at www.sedar.com following the Meeting. Voting results for each of the matters voted on at the Company’s last annual meeting of Shareholders held on June 17, 2022 are as follows: Nominee Votes For % of Votes For Votes Withheld % of Votes Withheld Jason Chapnik 23,122,713 92.85% 1,780,981 7.15% Claudio Erba 23,606,355 94.79% 1,297,338 5.21% James Merkur 24,850,189 99.79% 53,504 0.21% Kristin Halpin Perry 24,773,722 99.48% 129,971 0.52% Steven E. Spooner 24,424,055 98.07% 479,639 1.93%

- 9 - William Anderson 24,851,079 99.79% 52,615 0.21% Trisha Price 24,851,363 99.79% 52,330 0.21% MATTERS TO BE CONSIDERED AT THE MEETING 1. Financial Statements The financial statements of the Company for the year ended December 31, 2022 and the auditors’ report thereon accompanying this Information Circular will be placed before the Shareholders at the Meeting. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions regarding such financial statements, such questions may be brought forward at the Meeting. 2. Election of Directors The Company’s Articles provide that the Board is to consist of a minimum of three and a maximum of 10 Directors, with the actual number to be determined from time to time by the Board. The Board currently consists of seven Directors and the present term of office of each Director of the Company will expire upon the election of Directors at the Meeting. It is proposed that each of the seven persons whose name appears below be elected as a Director of the Company to serve, subject to the Articles and the Business Corporations Act (Ontario) (the “OBCA”), until the close of the next annual meeting of Shareholders or until his or her successor is elected. All of the individuals who have been nominated as Directors are currently members of the Board and all Director nominees have agreed to stand for re-election at the Meeting. The persons named in the Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, intend to vote for the election, as Directors, of the proposed nominees whose names are set out below. It is not contemplated that any of the proposed nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons named in the Form of Proxy reserve the right to vote for another nominee at their discretion. Investor Rights Agreement Concurrently with the closing of the Company’s Canadian initial public offering on October 8, 2019 (the “Canadian IPO”), the Company entered into an investor rights agreement with Intercap Equity Inc. and Intercap Financial Inc. (collectively, “Intercap”) and Klass.com Subsidiary LLC (“Klass”, and together with Intercap and their respective Permitted Transferees (as defined in the Investor Rights Agreement), the “Principal Shareholders”), as supplemented pursuant to a letter agreement dated November 30, 2020 (collectively, the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, the Principal Shareholders have the right to designate nominees for election to the Board commensurate with their ownership interests in the Company, as follow:  Intercap can nominate a majority of the directors so long as Principal Shareholders together hold more than 50% of the issued and outstanding Shares on a non-diluted basis;  Intercap can nominate 40% of the directors (rounding up to the nearest whole number) so long as Principal Shareholders together hold at least 40% of the issued and outstanding Shares on a non-diluted basis;  Intercap can nominate 30% of the directors (rounding up to the nearest whole number) so long as Principal Shareholders together hold at least 30% of the issued and outstanding Shares on a non-diluted basis;  Intercap can nominate 20% of the directors (rounding up to the nearest whole number) so long as Principal Shareholders together hold at least 20% of the issued and outstanding Shares on a non-diluted basis; and

- 10 -  Intercap can nominate one director so long as Principal Shareholders together hold at least 10% of the issued and outstanding Shares on a non-diluted basis. Additionally, so long as Klass holds at least 10% of the issued and outstanding Shares on a non-diluted basis, then Daniel Klass, or another individual designated by Klass, shall be one of Intercap’s nominees to the Board. There is no voting agreement between Intercap and Klass. So long as Intercap has the right to nominate at least one director to the Board, Intercap shall be entitled to have one of their director nominees serve on a standing committee of the Board, other than the Audit Committee, provided that their director nominee is not one of the Company’s officers. Additionally, as long as Intercap can nominate at least one-third of the directors, Intercap shall be entitled to have one of their director nominees serve as Chair of the Board. As of the date of this Information Circular, (i) Intercap holds approximately 41.26% of the issued and outstanding Shares on a non-diluted basis and Intercap is therefore entitled to nominate three of the Directors at the Meeting, and (ii) Klass holds less than 10% of the issued and outstanding Shares on a non-diluted basis and therefore neither Daniel Klass, nor another individual designated by Klass, is required to be one of Intercap’s nominees to the Board. Currently, Jason Chapnik, James Merkur and William Anderson serve on the Board pursuant to Intercap’s nomination right. Each of the foregoing Directors is nominated for re-election pursuant to the Principal Shareholders’ nomination rights at the Meeting. The foregoing summary is qualified in its entirety by reference to the provisions of the Investor Rights Agreement, a copy of which is available on the Company’s profile on SEDAR at www.sedar.com. Advance Notice Provisions The Company’s By-Law No. 1 dated October 1, 2019 (“By-Law No. 1”) provides for certain advance notice provisions with respect to the election of Directors (the “Advance Notice Provisions”). The Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings of Shareholders; (ii) ensure that all Shareholders receive adequate notice of Board nominations and sufficient information with respect to all nominees; and (iii) allow Shareholders to register an informed vote. Only persons who are nominated by Shareholders in accordance with the Advance Notice Provisions will be eligible for election as Directors at any annual meeting of Shareholders, or at any special meeting of Shareholders if one of the purposes for which the special meeting was called was the election of directors. Under the Advance Notice Provisions, a Shareholder wishing to nominate a Director would be required to provide the Company with notice, in the prescribed form, within the prescribed time periods. These time periods include, (i) in the case of an annual meeting of Shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of Shareholders; provided, that if the first public announcement of the date of the annual meeting of Shareholders (the “Notice Date”) is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of Shareholders called for any purpose which includes electing Directors, not later than the close of business on the 15th day following the Notice Date, provided that, in either instance, if notice-and-access is used for delivery of proxy related materials in respect of a meeting described above, and the Notice Date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting. A copy of By-Law No. 1 is available on the Company’s profile on SEDAR at www.sedar.com and on our website at www.docebo.com. Majority Voting Policy In accordance with the requirements of the TSX, the Board has adopted a majority voting policy (the “Majority Voting Policy”), which requires that in an uncontested election of Directors, if any nominee receives a greater number of votes “withheld” than votes “for”, the nominee will tender his or her resignation to the Chair of the Board promptly following the meeting of Shareholders. The Compensation, Nominating and Governance Committee of the Board (the “CNG Committee”) will consider such offer and make a recommendation to the Board whether to accept it or not.

- 11 -

The Board will promptly accept the resignation unless it determines that there are exceptional circumstances that should delay the acceptance of the resignation or justify rejecting it. The Board will make its decision and announce it in a press release within 90 days following the meeting of Shareholders. A Director who tenders a resignation pursuant to the Majority Voting Policy will not participate in any meeting of the Board or the CNG Committee at which the resignation is considered.

A copy of the Majority Voting Policy is available on our website at www.docebo.com.

Skills Matrix

The following chart illustrates the relevant skills possessed by each Director who is proposed for election at the Meeting:

	Accounting / Financial Literacy	**Governance/Risk Management**	**Software Sales**	**Compensation / Human Resources Management**	**Innovation/ Technology**	**Other Public Company Board Experience**	**Executive Leadership**
Jason Chapnik Director (Chair)	X	X	X	X	X	X	X
Claudio Erba Director and Chief Executive Officer	X	X	X	X	X		X
James Merkur Director	X	X	X	X	X	X	X
Kristin Halpin Perry Director		X		X	X		X
Steven E. Spooner Director	X	X	X	X	X	X	X
William Anderson Director	X	X	X	X	X		X
Trisha Price Director	X	X	X	X	X		X

- 12 -

About the Nominees

The following information sets forth the names of, and certain other biographical information for, the seven individuals proposed to be nominated for election as Directors at the Meeting.

JASON CHAPNIK	**Biographical Information and Principal Occupation**
Age: 52 Location: Toronto, Ontario, Canada Director Since: April 2016 Status: **INDEPENDENT**	Jason Chapnik is the founder, Chief Executive Officer and Chair of Intercap and has over 30 years of experience as an investor and entrepreneur. He is also on the board of E Automotive Inc. ("**E Inc.**"), a TSX-listed provider of web solutions and online car auctions for automotive dealers, Guestlogix Inc. ("**Guestlogix**"), a technology company that provides onboard and off-board retail technology and merchandising systems (where he was appointed following its emergence from bankruptcy protection), StickerYou Inc., a platform for custom sticker creation, Kaboom Fireworks Inc., a Canadian fireworks superstore operating over 75 storefronts and a web-based store, Plex Inc. ("**Plex**"), a personal media server system and software suite, Condo Control, a provider of property management software solutions for condominium boards, Faraday, a provider of marketing solutions for e-commerce brands, Fiera Cosmetics, an online retailer of cosmetics, Sharestates Inc., a real estate crowdfunding platform for private investors, Viafoura Inc. ("**Viafoura**"), an online provider of community engagement and management systems (where he was appointed following the company's emergence from bankruptcy protection), Vish, a provider of chemical and materials management for hair salons, and OWL, a provider of software solutions for charitable organizations. Previously, Mr. Chapnik served on several boards, including TouchTech Corporation (acquired by Move Inc.), The TV Corporation (acquired by Verisign Inc.), Dealer Dot Com, Inc. ("**Dealer.com**"), a digital marketing technology company, and then Dealertrack Inc. ("**Dealertrack**"), following its acquisition of Dealer.com. Mr. Chapnik holds a Bachelor of Commerce degree in Management Information Systems, Entrepreneurship and Real Estate Analysis from McGill University in Montreal, Quebec.
	Other Public Board Memberships
	E Automotive Inc.

Board / Committee Memberships	**Attendance at Meetings in 2022**	**Overall Attendance**
Board (Chair)	6/6	100%
CNG Committee (Chair)[1]	4/4	

Securities Beneficially Owned or Controlled (as at April 10, 2023)							
Common Shares		**Deferred Share Units**		**Total Shares and Deferred Share Units**		**Share Ownership Requirement**	
Number	**Market Value[2]**	**Number**	**Market Value[3]**	**Number**	**Market Value**	**Minimum Ownership Requirement**	**Complies with Minimum Ownership Requirement[4]**
13,589,920[5]	$703,142,461	17,229[6]	$700,508	13,607,149	$703,842,969	3 x Annual Cash Retainer ($162,324)[7]	Yes

- 13 -

CLAUDIO ERBA	**Biographical Information and Principal Occupation**
Age: 49 Location: Macherio, Lombardy, Italy Director Since: April 2005 Status: **NOT INDEPENDENT**	Claudio Erba has been the Chief Executive Officer and a board member of Docebo since he founded it in 2005. Until 2021, he was also the Company's President. Claudio has over 18 years of experience in the learning and development industry. Prior to this, Mr. Erba was a guest lecturer on Content Management Systems at the University of Florence. Mr. Erba holds a degree in Economics and Marketing from the Catholic University of the Sacred Heart in Milan, Italy.
	Other Public Board Memberships
	N/A

Board / Committee Memberships	**Attendance at Meetings in 2022**	**Overall Attendance**
Board	6/6	100%

Securities Beneficially Owned or Controlled (as at April 10, 2023)

Common Shares		**Options**		**Restricted Share Units**		**Total Shares and Options**		**Share Ownership Requirement**	
Number	**Market Value**[2]	**Number**	**Market Value**[11]	**Number**	**Market Value**	**Number**	**Market Value**	**Minimum Ownership Requirement**	**Complies with Minimum Ownership Requirement**[4]
1,223,395[8]	$63,293,283	160,218[9]	$1,370,256	45,390	Nil	1,428,903	$64,663,540	5 x Annual Base Salary ($2,212,500)[10]	Yes

- 14 -

JAMES MERKUR	**Biographical Information and Principal Occupation**
Age: 53 Location: Toronto, Ontario, Canada Director Since: July 2019 Status: **NOT INDEPENDENT**	James Merkur has over 20 years of experience in the investment banking and private equity industry. Mr. Merkur is currently the President of Intercap and also sits on the board of E Inc., Guestlogix (where he was appointed following its emergence from bankruptcy protection), a retail software business for airlines, Plex, a media streaming business, Sharestates, a mortgage originator and underwriter and Viafoura (post-bankruptcy), a company that works with brands to engage, convert and monetize digital audiences. He is also the Vice Chairman of Brass Enterprises, a real estate investment company. Prior to these roles, Mr. Merkur was Managing Director at Canaccord and has held senior roles at leading investment banks including Genuity Capital Markets, CIBC World Markets and Goldman Sachs. Mr. Merkur's past board positions include Resolver Inc. ("**Resolver**"), NYX Gaming Group Ltd. (acquired by Scientific Games Corporation), and Canaccord Genuity Acquisition Corp. and Canaccord Genuity Growth Corp., both special purpose acquisition corporations. Mr. Merkur holds a Bachelor of Commerce degree from McGill University in Montreal, Quebec and a Juris Doctor and Master of Business Administration from the University of Toronto.
	Other Public Board Memberships
	E Automotive Inc.

Board / Committee Memberships	**Attendance at Regular Meetings in 2022**	**Overall Attendance**
Board	6/6	100%

Securities Beneficially Owned or Controlled (as at April 10, 2023)									
Common Shares		**Options**		**Deferred Share Units**		**Total Shares, Options and Deferred Share Units**		**Share Ownership Requirement**	
Number	**Market Value**[(2)]	**Number**	**Market**[(11)] **Value**	**Number**	**Market Value**[(3)]	**Number**	**Market Value**	**Minimum Ownership Requirement**	**Complies with Minimum Ownership Requirement**[(4)]
1,250[(12)]	$64,675	27,000[(10)]	$768,680	15,115[(6)]	$591,130	43,365	$1,424,484	3 x Annual Cash Retainer ($162,324)[(7)]	Yes

- 15 -

KRISTIN HALPIN PERRY	Biographical Information and Principal Occupation
Age: 53 Location: Shelburne, Vermont, USA Director Since: October 2018 Status: **INDEPENDENT**	Kristin Halpin Perry has over 25 years of experience as a human resources executive in a variety of different global business sectors, having worked in both large public companies and private high-growth technology companies. Ms. Halpin Perry is the founder and Human Resources Leader and Executive Coach of Veraz Consulting ("**Veraz**"), a human resources consulting firm. She is also currently the Chief People Officer of Polly (formerly DealerPolicy Inc.) and is on the board of Fluency Inc., an enterprise automation platform for advertising. Ms. Halpin Perry is also on the board of trustees for Champlain College. Prior to founding Veraz and becoming a board member of Docebo, Ms. Halpin Perry was the Chief Talent Officer at Dealer.com, a digital marketing technology company. Dealer.com was acquired by Dealertrack, where Ms. Halpin Perry was Senior Vice President of Human Resources and Internal Communications until Dealertrack was acquired by Cox Automotive Inc., where she then became Senior Vice President of Human Resources (Software Group) from 2015 to 2016. Prior to these roles, she was Senior Director, Human Resources at Development Alternatives, Inc., an international social and economic development company from 2009 to 2010. Between 2006 and 2008, Ms. Halpin Perry was Senior Human Resources Manager of GE Healthcare, a leading provider of medical imaging, monitoring, biomanufacturing and cell and gene therapy technologies and during this time she spent one year working in London, United Kingdom at IDX Systems Corporation, a medical software company that was acquired by GE Healthcare in 2005. She was also the Head of Human Resources in Hong Kong, at Expedia APAC, a leading technology online travel agency. Ms. Halpin Perry holds an International Coach Federation License, an Associate of Arts degree in Business Administration from Champlain College in Vermont, a Bachelor of Science degree in Business Administration from Saint Michael's College in Vermont and an Executive and Transitional Coaching Certification from the Hudson Institute of Coaching.
	Other Public Board Memberships
	N/A

Board / Committee Memberships	Attendance at Meetings in 2022	Overall Attendance
Board	6/6	100%
CNG Committee	4/4	

Securities Beneficially Owned or Controlled (as at April 10, 2023)							
Common Shares		Deferred Share Units		Total Shares and Deferred Share Units		Share Ownership Requirement	
Number	Market Value(2)	Number	Market Value(3)	Number	Market Value	Minimum Ownership Requirement	Complies with Minimum Ownership Requirement(4)
5,000(13)	$258,700	18,716(6)	$777,445	23,716	$1,036,145	3 x Annual Cash Retainer ($162,324)(7)	Yes

- 16 -

STEVEN E. SPOONER	Biographical Information and Principal Occupation
Age: 64 Location: Kanata, Ontario, Canada Director Since: July 2019 Status: **INDEPENDENT**	Steven Spooner has over 35 years of experience in the technology and telecommunications sector. In 2019, Mr. Spooner retired from his role as the Chief Financial Officer (held since 2003) at Mitel Networks Corporation ("**Mitel**"), a $1.3 billion global telecommunications company providing unified communications solutions for businesses. As Mitel's Chief Financial Officer, he had global responsibility for finance, operations, legal, information technology, mergers and acquisitions and investor relations. Mitel was a publicly listed issuer on the TSX and NASDAQ stock exchanges until it was acquired by Searchlight Capital Partners, L.P. in 2018. He currently serves as a director of Jamieson Wellness Inc. ("**Jamieson Wellness**"), a TSX-listed branded manufacturer, distributor and marketer of high-quality natural health products in Canada; and E Inc., a TSX listed automotive auction technology company. His private board roles include Key DH Technologies, a manufacturer of electrolysis systems and producer of Deuterium solutions, and Eunomart, a Paris, France based software company providing solutions to combat art fraud. Steven is a Governor-in-Waiting at The Ottawa Hospital and a past member of the Carleton University Sprott School of Business Advisory Board. Previously, Mr. Spooner was the Chief Operating Officer at Wysdom Inc., a privately held mobile software company, Chief Executive Officer and board member at Stream Intelligent Networks Corp., a private telecommunications company and Chief Financial Officer at CrossKeys Systems Corp., a network management software company formerly listed on the TSX and NASDAQ. From 2009 to 2015, Mr. Spooner served as a director and Audit Committee Chair of Magor Corporation, a visual collaboration software company that was publicly listed on the TSX Venture Exchange prior to its acquisition by Harris Computer Systems Corporation. Mr. Spooner was also a director and Finance and Audit Committee Chair of the Ottawa Hospital Foundation from 2007 to 2016. He has also sat on several strategic advisory boards for emerging tech companies. Steven has more than 35 years of U.S. GAAP reporting expertise and 13 years of IFRS reporting oversight. He has also led two cross-border initial public offerings, overseen numerous mergers and acquisitions and raised several billion dollars in debt and equity financings. Mr. Spooner holds an Honours Bachelor of Commerce from Carleton University in Ottawa, Ontario. He is also a Fellow Chartered Professional Accountant, a Fellow Chartered Accountant and holds a Director designation from the Institute of Corporate Directors. He is currently the Director-in-Residence for the Institute's Audit Committee Excellence program. Mr. Spooner was also recognized in October 2018 as the inaugural Chief Financial Officer of the Year by the Ottawa Board of Trade and Ottawa Business Journal.
	Other Public Board Memberships
	Jamieson Wellness Inc. E Automotive Inc.

Board / Committee Memberships	Attendance at Meetings in 2022	Overall Attendance
Board (Lead Director)[14]	5/6	93%
Audit Committee (Chair)	4/4	
CNG Committee[1]	4/4	

Securities Beneficially Owned or Controlled (as at April 10, 2023)

Common Shares		Deferred Share Units		Total Shares and Deferred Share Units		Share Ownership Requirement	
Number	Market Value[2]	Number	Market Value[3]	Number	Market Value	Minimum Ownership Requirement	Complies with Minimum Ownership Requirement[4]
8,000	$413,920	17,290[6]	$703,664	25,290	$1,117,584	3 x Annual Cash Retainer ($162,324)[7]	Yes

- 17 -

WILLIAM ANDERSON	**Biographical Information and Principal Occupation**
Age: 44 Location: Toronto, Ontario, Canada Director Since: May 2017 Status: **INDEPENDENT**	William Anderson has over 15 years of experience leading software businesses. Mr. Anderson is currently the President of Resolver, a division of Kroll LLC ("**Kroll**"). Previously, Mr. Anderson was the CEO of Resolver, from 2014 to 2022 before their sale to Kroll. Mr. Anderson also served as Executive Vice President with Iron Data Solutions Inc. from 2010 to 2014 and was an employee with a division of TSX listed Constellation Software from 2003 to 2010. Mr. Anderson holds a Bachelor of Commerce Honors degree in Finance from Queen's University in Kingston, Ontario.
	Other Public Board Memberships
	N/A

Board / Committee Memberships	**Attendance at Regular Meetings in 2022**	**Overall Attendance**
Board	6/6	100%
Audit Committee	4/4	

Securities Beneficially Owned or Controlled (as at April 10, 2023)							
Common Shares		**Deferred Share Units**		**Total Shares and Deferred Share Units**		**Share Ownership Requirement**	
Number	**Market Value[2]**	**Number**	**Market Value[3]**	**Number**	**Market Value**	**Minimum Ownership Requirement**	**Complies with Minimum Ownership Requirement[4]**
46,750[15]	$2,418,845	12,466[6]	$454,070	59,216	$2,872,915	3 x Annual Cash Retainer ($162,324)[7]	Yes

- 18 -

TRISHA PRICE	Biographical Information and Principal Occupation
Age: 47 Location: Wilmington, North Carolina, USA Director Since: February 2021 Status: **INDEPENDENT**	Trisha Price has over 15 years of financial services and technology experience. Ms. Price is currently the Chief Product Officer at Pendo.io, a platform that combines in-app messaging with product analytics and user feedback. Prior to joining Pendo.io in 2021, she served as Chief Product Officer at nCino, Inc. ("**nCino**"), a single end-to-end digital banking platform, where she led the nCino team responsible for the design, development and roadmap of the nCino Bank Operating System. Prior to joining nCino in 2019, Ms. Price held various positions at Primatics Financial, including Head of Global Sales, and at Fannie Mae. Ms. Price holds a Bachelor of Sciences degree in Mathematics and Mathematics Education from North Carolina State University in Raleigh, North Carolina, and a Master of Liberal Arts in Extension Studies, Software Engineering from Harvard University in Boston, Massachusetts.
	Other Public Board Memberships
	N/A

Board / Committee Memberships	Attendance at Meetings in 2022	Overall Attendance
Board	6/6	100%
Audit Committee	4/4	

Securities Beneficially Owned or Controlled (as at April 10, 2023)							
Common Shares		**Deferred Share Units**		**Total Shares and Deferred Share Units**		**Share Ownership Requirement**	
Number	**Market Value(2)**	**Number**	**Market Value(3)**	**Number**	**Market Value**	**Minimum Ownership Requirement**	**Complies with Minimum Ownership Requirement(4)**
Nil	Nil	9,797 (6)	$276,912	9,797	$276,912	3 x Annual Cash Retainer ($162,324)(7)	Yes

Notes:

(1) In 2022, Jason Chapnik replaced Steve Spooner as the Chair of the CNG Committee. Steve Spooner remains a member of the CNG Committee.

(2) Market value is calculated using closing price of the Shares on the TSX of $51.74 on April 10, 2023.

(3) The market value of deferred share units was determined by multiplying the number of fully vested DSUs on April 10, 2023 by the closing price of the Shares on the TSX of $51.74 on April 10, 2023.

(4) The Company's Share Ownership Policy provides that each Director and/or member of senior management has within the later of five years from the date of (i) the policy and (ii) becoming a Director or member of senior management, as applicable, to comply with the guidelines therein. The Company's Share Ownership Policy also provides that, for the purposes of the policy, the value of Shares held is calculated using the higher of the cost base and current market price.

(5) Jason Chapnik beneficially owns, controls or directs, directly or indirectly these Shares through Intercap Equity Inc.

(6) Represents the total number of DSUs held (both unvested and vested).

(7) Based on an annual cash retainer of US$40,000 converted into Canadian dollars using an exchange rate of 1.3527, being the daily rate of exchange posted by Thomson Reuters for conversion of U.S. dollars into Canadian dollars on December 30, 2022.

(8) Claudio Erba owns 1,223,295 of these Shares personally and beneficially owns, controls or directs, directly or indirectly 100 of these Shares through Gresilent Holding S.r.l.

(9) Represents the total number of options held (both unvested and vested).

(10) Based on the difference between the closing price of the Shares on the TSX on April 10, 2023, being $51.74 per Share and the exercise price, multiplied by the number of fully vested "in-the-money" options.

(11) Represents a base salary of US$420,000 for the period of January 1 – March 31, 2022 and US$450,000 for the period of April 1 – December 31, 2022. Claudio Erba's salary was paid in Euros, being €473,564 (based on an exchange rate of 0.9344 being the daily rate of exchange posted by Thomson Reuters for conversion of U.S. dollars into Euros on December 30, 2022).

- 19 - (12) James Merkur beneficially owns, controls or directs, directly or indirectly these Shares through Logan Peak Capital Inc. (13) Kristin Halpin Perry beneficially owns, controls or directs, directly or indirectly these Shares through Kristin Halpin Perry Revocable Trust. (14) In 2022, Steve Spooner was appointed Lead Director. (15) William Anderson owns 10,250 of these Shares personally and beneficially owns, controls or directs, directly or indirectly 18,750 of these Shares through his personal registered retirement savings plan (RRSP) and 22,500 of these Shares through The 2015 William Anderson Family Trust. Corporate Cease Trade Orders or Bankruptcies To the knowledge of the Company, during the past 10 years, no nominee proposed for election has been a director, chief executive officer or chief financial officer of any company that: (a) was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days while the nominee was acting in such capacity; or (b) was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued after the nominee ceased to act in such capacity and which resulted from an event that occurred while the nominee was acting in such capacity. To the knowledge of the Company, other than as set out below, during the past 10 years, no nominee proposed for election has been a director or executive officer of any company that, while the nominee was acting in such capacity, or within a year of the nominee ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or director appointed to hold its assets. Jason Chapnik was a director of Viafoura, a private company, until November 19, 2019. On December 1, 2019, Viafoura filed a notice of intention with the Official Receiver to make a proposal under the Bankruptcy and Insolvency Act (Canada) (the “BIA”). On May 14, 2020 Viafoura filed a proposal with the Official Receiver under Section 62 of the BIA. A meeting of creditors to vote on the proposal was held on July 21, 2020. The proposal was approved by creditors. The Ontario Superior Court of Justice approved of the proposal on August 17, 2020. Jason Chapnik is a director of Reset Beauty Inc. (“Reset Beauty”), a private company. On April 29, 2021, Reset Beauty filed a notice of intention with the Official Receiver to make a proposal under the BIA. Reset Beauty is working with the appointed proposal trustee to develop a proposal that it intends to file with the Officer Receiver under Section 62 of the BIA, following which a meeting of creditors will be convened to vote on the proposal. Personal Bankruptcies To the knowledge of the Company, no nominee proposed for election has, within the 10 years prior to the date of this Information Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or director appointed to hold the assets of the nominee. Penalties or Sanctions No nominee proposed for election has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision. 3. Appointment of Auditors The audit committee of the Company (the “Audit Committee”) recommends to the Shareholders that KPMG LLP (“KPMG”) be appointed as the independent auditor of the Company, to hold office until the close of the next annual

- 20 - meeting of the Shareholders or until its successor is appointed, and that the Directors be authorized to fix the remuneration of the auditors. KPMG has been the auditor of the Company since March 31, 2021. The persons named in the Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, will vote such proxies in favour of a resolution to appoint KPMG as auditors of the Company and to authorize the Directors to fix KPMG’s remuneration. Audit Committee Information Reference is made to the Company’s current AIF for information relating to the Audit Committee, as required under Form 52-110F1 – Audit Committee Information Required in an AIF. The AIF is available on the Company’s profile on SEDAR at www.sedar.com. Upon request, the Company will promptly provide a copy of the AIF free of charge to a securityholder of the Company. COMPENSATION Compensation Governance Compensation, Nominating and Governance Committee The CNG Committee is comprised of three Directors, all of whom are independent Directors within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). CNG Committee is charged with reviewing, overseeing and evaluating the compensation, nominating and governance policies of the Company and assisting the Board with various corporate governance responsibilities. The CNG Committee is currently comprised of Jason Chapnik (Chair), Steven E. Spooner and Kristin Halpin Perry. For additional details regarding the relevant education and experience of each member of the CNG Committee, including the direct experience that is relevant to each committee member’s responsibilities in executive compensation, see “ About the Nominees”. The Board has adopted a written charter setting forth the purpose, composition, authority and responsibility of the CNG Committee, which includes the following, among other things:  assessing the effectiveness of the Board, each of its committees and individual Directors;  overseeing the recruitment and selection of Director candidates to be nominated by the Company;  organizing an orientation and education program for new Directors;

- 21 -  considering and approving proposals by the Directors to engage outside advisors on behalf of the Board as a whole or on behalf of the independent Directors;  reviewing and making recommendations to the Board concerning the size, composition and structure of the Board and its committees;  overseeing management succession;  administering any securities-based compensation plans of the Company;  assessing the performance of management of the Company;  overseeing the selection of any peer group used in determining compensation or any element of compensation;  considering resignations by director nominees submitted pursuant to the Majority Voting Policy and make recommendations to the Board as to whether or not to accept such resignations;  reviewing and approving the compensation paid by the Company, if any, to the officers of the Company; and  reviewing and making recommendations to the Board concerning the level and nature of the compensation payable to Directors and officers of the Company. Further particulars of the process by which compensation for our executive officers is determined is provided under “Compensation – Compensation Governance – Principal Elements of Compensation”. Overview The compensation discussion and analysis below sets out our philosophy for compensating our executive officers, and explains how our policies and practices implement that philosophy. We are led by an experienced management team with vast industry knowledge and a deep understanding of client needs. The senior management team combined, have over 50 years working in the software and learning management industries. The following discussion describes the significant elements of the compensation of our Chief Executive Officer; Chief Financial Officer; President and Chief Operating Officer; Chief Product Officer; and Chief Human Resources Officer (collectively, the “named executive officers” or “NEOs”) for Fiscal 2022, namely:  Claudio Erba, Chief Executive Officer;  Sukaran Mehta, Chief Financial Officer;  Alessio Artuffo, President and Chief Operating Officer;  Fabio Pirovano, Chief Product Officer; and  Francesca Bossi, Chief Human Resources Officer. As of September 12, 2022, Mr. Artuffo replaced Rudy Valdez as the Company’s Chief Operating Officer. Mr. Artuffo continues to also serve as the Company’s President, a position to which he was appointed in May 2021. Mr. Erba remains Chief Executive Officer of Docebo. In September 2022, Mr. Pirovano was promoted from the Company’s Chief Technology Officer to Chief Product Officer. Ms. Bossi has been the Chief Human Resources Officer of the Company since 2017.

- 22 - Compensation Discussion and Analysis Compensation Objectives Our compensation practices are designed to attract, retain, motivate and reward our executive officers for their performance and contribution to our short- and long-term success. The Board seeks to compensate executive officers by combining short-term cash and long-term equity incentives. It also seeks to reward the achievement of corporate and individual performance objectives, and to align executive officers’ incentives with the Company’s performance. The Company’s philosophy is to pay fair, reasonable and competitive compensation with a significant equity-based component in order to align the interests of the Company’s executive officers with those of its shareholders. We have designed our executive officer compensation program to achieve the following objectives:  provide compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers, whose knowledge, skills and performance are critical to our success;  motivate our executive officers to achieve our business and financial objectives;  align the interests of our executive officers with those of our Shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of our business; and  provide incentives that encourage appropriate levels of risk-taking by our executive officers and provide a strong pay-for-performance relationship. We will continue to evaluate our philosophy and compensation program as circumstances require and will continue to review compensation on an annual basis. As part of this review process, we expect to be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, including the ability to attract and retain key employees and to adapt to growth and other changes in the Company’s business and industry. Compensation Consultant In July 2022, Global Governance Advisors Inc. (“GGA”), an independent consulting firm, replaced Pearl Meyer & Partners, LLC (“Pearl Meyer”) as the Company’s compensation consultant and was retained to provide services in connection with employee share-based compensation arrangements, executive officer and director compensation matters, including, among other things, to:  develop a compensation peer group for the purposes of benchmarking executive and director pay;  benchmark executive and director pay levels to determine market pay levels, using both the compensation peer group (as listed below) and survey data for similarly-sized companies within the technology sector;  provide initial commentary on the competitiveness of the executive and director compensation proposal;  conduct research regarding alternative long-term incentive program structures;  develop annual and long-term compensation program structures; and  analyze retention based on realizable compensation from historic vested and unvested long-term incentive awards. The CNG Committee considered the information provided by both Pearl Meyer and GGA and the recommendations it made in connection with the above. However the decisions made regarding final compensation and incentive plan design were made by, and are the responsibility of, the Board on recommendation of the CNG Committee.

- 23 -

The following table summarizes the fees billed by GGA and Pearl Meyer, in respect of services provided to the Company in fiscal 2021 and 2022:

	2022 (US$)	2021 (US$)
Executive Compensation-Related Fees		
GGA	$47,065	Nil
Pearl Meyer	$97,977	$188,032
All Other Fees		
GGA	Nil	Nil
Pearl Meyer	Nil	Nil

Neither Pearl Meyer nor GGA provided any services to the Company other than directly to the CNG Committee or as approved and overseen by the CNG Committee. Pearl Meyer and GGA were each retained to provide services with respect to the Company's executive officer and director compensation in Fiscal 2022.

As part of its engagement with Pearl Meyer, the Company determined that its 2022 peer group for the purpose of benchmarking executive and director compensation, includes the following comparable public companies:

2022 Peer Group		
Absolute Software Corp.	**Duolingo Inc.**	**MiTek Inc.**
Bitfarms Ltd.	**Dye & Durham Ltd.**	**nCino Inc.**
CSDisco Inc.	**Jfrog Ltd.**	**ShotSpotter Inc.**
Digimarc Corp.	**Kinaxis Inc.**	**Tecsys Inc.**
Domo Inc.	**Lightspeed Commerce Inc.**	**Veritone Inc.**

As part of its engagement with GGA, the Company reviewed the relevance of the 2022 peer group in the fourth quarter of 2022 in preparation for the 2023 compensation review process. It was determined that changes to the peer group for 2023 were warranted. Specifically, Bitfarms Ltd., Digimarc Corporation and Veritone Inc. were removed from the peer group as Docebo's size was much larger than these organizations at the time of the review. Two new organizations being Blackbaud Inc. and Instructure Holdings Inc. were added into the 2022 peer group to replace the three peer removals.

The peer group is reviewed across a number of criteria, including companies of similar size from a market capitalization, enterprise value, revenue, revenue growth, and Rule of 40 basis. In addition, the criteria considers companies within a similar competitive industry and with operations in similar geographical locations. It is the intention of the CNG Committee to continue to use both a compensation peer group and size- and industry- appropriate survey data to inform annual compensation decisions. In anticipation of the annual compensation review process for our NEOs, the peer group and survey data size ranges will be revisited annually to ensure alignment with our growth profile.

Principal Elements of Compensation

The following discussion supplements the more detailed information concerning executive compensation provided below under "Compensation in Fiscal 2022" and "Summary Compensation Table – Named Executive Officers". For the purposes of this Information Circular, "**Fiscal 2022**" is defined as the period from January 1, 2022 through December 31, 2022.

- 24 - The compensation of the named executive officers includes three principal elements: (i) base salary; (ii) short-term incentives; and (iii) long-term incentives, which may consist of options, restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”) granted under the omnibus incentive plan (the “Omnibus Incentive Plan”), each as described in further detail below. Named executive officers are also eligible to participate in the Company’s employee share purchase plan (the “ESPP”). Additional details concerning the ESPP can be found under “Equity Incentive Plans – Employee Share Purchase Plan”. Perquisites and personal benefits are generally not a significant element of compensation of our executive officers. Compensation Element How it is Paid Purpose and What it is Designed to Reward Key Features Base Salary Cash  Provides appropriate fixed compensation to assist in retention and recruitment  Rewards skills, knowledge and experience  Determined by considering the total individual compensation package and our overall compensation philosophy  Factors considered include scope or breadth of responsibilities, competencies and prior relevant experience, market demand and compensation paid in the market for similar positions  Adjustments determined annually based on success in meeting or exceeding individual objectives and market competitiveness  Adjustments may be made throughout the year as warranted to reflect promotions, scope or breadth of role or responsibility and to maintain market competitiveness Short-Term Incentives Cash  Motivates executives to achieve strategic business and financial objectives of the Company, particularly annual financial performance targets  Rewards financial and strategic achievements of the Company as well as individual contribution to the Company’s performance  Annual bonuses determined based on overall corporate performance and individual employee function  Focused on key drivers of value creation and payout opportunity is capped at 200% of target  Awards subject to Clawback Policy (as defined below) Long-Term Incentives RSUs, PSUs, DSUs and options  Provides management with a strong link to long-term corporate performance and the creation of Shareholder value  Assists in retention of successful executives and recruitment of employees  Variable element of compensation  CNG Committee determines the grant size and terms to be recommended to the Board  CNG Committee and Board determine structure in terms of quantum and instrument mix  Factors considered are expected to include individual’s position, scope of responsibility, contributions to the Company’s success, historic and recent performance, current equity holdings,

- 25 - Compensation Element How it is Paid Purpose and What it is Designed to Reward Key Features and the value of the awards in relation to other elements of the named executive officers’ total compensation in respect of any grants  Performance-based awards are subject to the Clawback Policy (as defined below) Compensation Risk The CNG Committee is responsible for assisting the Board in fulfilling its governance and supervisory responsibilities, and overseeing our human resources, succession planning and compensation policies, processes and practices. The CNG Committee also ensures that compensation policies and practices provide an appropriate balance of risk and reward consistent with our risk profile. The CNG Committee’s oversight includes setting objectives, evaluating performance and ensuring that total compensation paid to our NEOs and various other key executive officers and key managers is fair, reasonable and consistent with the objectives of our philosophy and compensation program. We have certain policies and procedures in place to mitigate any risk associated with our compensation program, including the following:  The Company’s insider trading policy (the “Insider Trading Policy”) provides that all Directors, officers, senior management, employees, contractors and consultants of the Company and their respective spouses, minor children, immediate family members who reside in the same home as that person and any legal entities controlled by that person are prohibited from (i) selling “short” any of the Company’s securities; (ii) purchasing or selling puts, calls or other derivative securities, on an exchange or in any other organized market; (iii) engaging in hedging or monetization transactions that allow an individual to continue to own the covered securities, but without the full risks and rewards of ownership; or (iv) purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or common shares of exchange funds that are designed to hedge or offset a decrease in the market value of equity securities granted to such person as compensation or held directly or indirectly by such person.  The Company’s compensation clawback policy (the “Clawback Policy”) allows the Company to recoup incentive compensation paid under certain circumstances.  A substantial portion of executive pay is delivered through long-term incentives, which focus executives on sustained, long-term Shareholder value creation. Long-term incentives are expected to be awarded annually, with overlapping vesting periods, ensuring that executives remain exposed to the longer-term risks of their decision making through unvested equity incentives.  The CNG Committee has discretion over the incentive awards granted to the executive team, thereby providing oversight of the total value awarded. In addition, the Board evaluates and approves the compensation packages for each of the Company’s named executive officers that are recommended by the CNG Committee each year, which provides a further level of oversight.  Annually, the CNG Committee reviews the compensation program currently in place to identify any risks related to compensation. Omnibus Incentive Plan Awards The Company has adopted an Omnibus Incentive Plan which allows our Board to grant long-term equity-based awards, including options, RSUs, PSUs and DSUs to eligible participants. The purpose of the Omnibus Incentive Plan is to, among other things: (a) provide the Company with a mechanism to attract, retain and motivate qualified Directors, officers, employees and consultants of the Company, including its subsidiaries, (b) reward Directors,

- 26 -

officers, employees and consultants that have been granted awards under the Omnibus Incentive Plan for their contributions toward the long-term goals and success of the Company, and (c) enable and encourage such Directors, officers, employees and consultants to acquire Shares as long-term investments and proprietary interests in the Company. The material features of the Omnibus Incentive Plan, including the types of awards granted thereunder, are summarized under "Equity Incentive Plans – Omnibus Incentive Plan" for a description of the material features of the Omnibus Incentive Plan.

Share Ownership Policy

The Company has established a Share Ownership Policy, which creates equity ownership guidelines for the Directors and executive officers of the Company to further align the interests of Directors and executive officers with those of the Shareholders. The Share Ownership Policy establishes minimum equity ownership levels for each Director and executive officer of the Company to be achieved within the later of five years from the date of (i) the policy, and (ii) becoming a member of senior management or a director, as applicable. The Share Ownership Policy provides for the following guidelines.

Participant	Target Share Ownership Level
Chief Executive Officer	5 times annual base salary
The Company's "C-suite" (other than the Chief Executive Officer)	3 times annual base salary
Directors	3 times annual cash retainer (excluding retainers paid in respect of Board or committee chair roles)

Note, with the exception of the CEO for whom the above minimum ownership level is an express requirement, each Director and executive officer are strongly encouraged to meet the applicable minimum ownership levels within the required dates. Fully vested awards under the Omnibus Incentive Plan are included in determining an individual's equity ownership value, with "in-the-money" options being valued net of that number of Shares that a Director or executive officer would need to sell to cover the exercise price with respect to such vested "in-the-money" options.

Below is a table representing the share ownership of the NEOs as a multiple of salary and their status in meeting the share ownership requirements, as of December 31, 2022.

		Target Ownership	Security Holdings as at December 31, 2022(1)			Status	
Named Executive Officer	Multiple of Base Salary	Salary (US$)	Number and Value (US$)(2) of Common Shares	Number and Value (US$)(3) of "In-the-Money" Fully Vested Options	Number and Value (US$) of Fully Vested Share Based Awards	Total Holdings as a Multiple of Salary	Conformity with Share Ownership Requirement
Claudio Erba	5x	$2,212,500	1,223,395 $40,394,286	38,172 $809,701	Nil	18x	Yes
Sukaran Mehta	3x	$825,000	2,646 $87,371	5,484 $136,321	Nil	>1x	No(4)
Alessio Artuffo	3x	$1,008,750	6,430 $212,324	317,300 $9,893,657	Nil	10x	Yes
Francesca Bossi	3x	$682,500	Nil	8,751 $212,033	Nil	>1x	No(4)

- 27 - Target Ownership Security Holdings as at December 31, 2022(1) Status Fabio Pirovano 3x $656,250 Nil 270,173 $8,571,957 Nil 13x Yes _______________ Notes: (1) Does not include unvested options and share-based awards held by the NEO, if any. (2) Based on the closing price of the Shares on the TSX on December 30, 2022, being C$44.74 per Share converted into US$33.02 per Share using an exchange rate of 0.7381, being the daily rate of exchange posted by Thomson Reuters for conversion of Canadian dollars into U.S. dollars on December 30, 2022. (3) Based on the difference between the closing price of the Shares on the TSX on December 30, 2022, being C$44.74 per Share converted into US$33.02 per Share using an exchange rate of 0.7381, being the daily rate of exchange posted by Thomson Reuters for conversion of Canadian dollars into U.S. dollars on December 30, 2022 and the applicable exercise price, multiplied by the number of vested options. (4) On track to comply with the executive share ownership requirements within the prescribed five year period from appointment or adoption of the Share Ownership Policy. Clawback Policy To further align management’s interests with Shareholders, the Company adopted a Clawback Policy. The Clawback Policy provides that the Board, at the recommendation of the CNG Committee, may seek reimbursement of short- or long-term incentive compensation awarded to executives if the Board determines that (i) the amount of compensation paid would have been lower based on financial results that were subject to (a) a material restatement (other than a restatement caused by a change in applicable accounting rules or interpretations) or (b) a material inaccuracy, and the executive engaged in gross negligence, fraud or intentional misconduct that materially contributed to the restatement or inaccuracy, or (ii) the relevant executive committed a material breach of the Company’s written Code of Business Conduct and Ethics (the “Code of Ethics”). The Securities Exchange Commission recently adopted rules regarding clawback policies which, when implemented by the NASDAQ, will apply to Docebo’s Clawback Policy. At such time, Docebo intends to update its Clawback Policy as may be required by the new rules.

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Performance Graph

The graph below compares the cumulative total Shareholder return ("**TSR**") of C$100 invested in Shares with the cumulative total return of the S&P/TSX Composite Index for the period the Company has been a reporting issuer (from October 1, 2019 to December 31, 2022).


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S&P/TSX Composite Index

The S&P/TSX Composite Index tracks the share prices of the largest companies on the TSX measured by market capitalization. Stocks included in this index cover all sectors of the economy and are not significantly weighted in the retail or any other comparable industry, and are therefore not directly comparable to the Company. During the period, the cumulative TSR for $100 invested in Shares was $179.62, while the cumulative total return on the S&P/TSX Composite Index was $18.97. Our compensation program is accordingly designed to align with the long-term success of the Company with a diligent focus on incentivizing performance for executing against our long-term growth strategy. The CNG Committee believes that the current compensation program for named executed officers will ensure that compensation continues to align with the interests of Shareholders.

NEO Compensation

NEO total direct compensation in 2022 as a percentage of 2022 Revenues is 3.75%. The NEOs' compensation is defined as total direct compensation awarded to active NEOs, including salary, annual short-term incentive awards and LTIP grants of RSUs, and stock options. A large portion of total compensation is awarded in the form of equity, and the actual realized payouts related to those awards are linked closely to the evolution of the Company's share price illustrated in the graph above.

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Compensation – Named Executive Officers

Compensation in Fiscal 2022

The total compensation amounts earned by the named executive officers in respect of Fiscal 2022 are set out in the table below under "Summary Compensation Table – Named Executive Officers". The following sections provide details on each of the elements of compensation actually earned in respect of Fiscal 2022.

2022 Target Compensation Mix

Target Compensation Mix						
NEOs	**Base Salary**	**Annual Bonus Target**	**RSUs**	**Options**	**Total**	**Total Pay at Risk (Bonus + PSUs + Stock Options)**
Claudio Erba Chief Executive Officer	19%	17%	32%	32%	100%	81%
Sukaran Mehta Chief Financial Officer	39%	16%	22%	22%	100%	61%
Alessio Artuffo President and Chief Operating Officer	20%	14%	33%	33%	100%	80%
Francesca Bossi Chief Human Resource Officer	47%	14%	20%	20%	100%	53%
Fabio Pirovano Chief Product Officer	39%	12%	25%	25%	100%	61%

Base Salary

Base salary is provided as a fixed source of compensation for our executive officers. Base salaries for executive officers are established based on the scope of their responsibilities, competencies and their prior relevant experience, taking into account compensation paid in the market for similar positions and the market demand for such executive officers. An executive officer's base salary is determined by taking into consideration the executive officer's total compensation package and the Company's overall compensation philosophy.

Adjustments to base salaries are be determined annually each April and may be increased based on factors such as the executive officer's success in meeting or exceeding individual objectives and an assessment of the competitiveness of the then current compensation. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of an executive officer's role or responsibilities, as well as to maintain market competitiveness.

Base salaries of the named executive officers of the Company in respect of Fiscal 2022 were as follows:

Name and Principal Position	Base Salary
Claudio Erba Chief Executive Officer	US$442,500[(1)]

- 30 - Name and Principal Position Base Salary Sukaran Mehta Chief Financial Officer US$275,000(2) Alessio Artuffo President and Chief Operating Officer US$336,250(3) Francesca Bossi Chief Human Resource Officer US$227,500(4) Fabio Pirovano Chief Product Officer US$218,750(5) _______________ Notes: (1) Represents a base salary of US$420,000 for the period of January 1 – March 31, 2022 and US$450,000 for the period of April 1 – December 31, 2022. Claudio Erba’s salary was paid in Euros, being €473,564 (based on an exchange rate of 0.9344 being the daily rate of exchange posted by Thomson Reuters for conversion of U.S. dollars into Euros on December 30, 2022). (2) Represents a base salary of US$275,000 for the period of January 1 – December 31, 2022. Sukaran Mehta’s salary was paid in Canadian dollars, being $372,598 (based on an exchange rate of 0.7381 being the daily rate of exchange posted by Thomson Reuters for conversion of U.S. dollars into Canadian dollars on December 30, 2022). (3) Represents a base salary of US$310,000 for the period of January 1 – March 31, 2022 and US$345,000 for the period of April 1 – December 31, 2022. (4) Represents a base salary of US$205,000 for the period of January 1 – March 31, 2022 and US$235,000 for the period of April 1 – December 31, 2022. Francesca Bossi’s salary was paid in Euros, being €243,471 (based on an exchange rate of 0.9344 being the daily rate of exchange posted by Thomson Reuters for conversion of U.S. dollars into Euros on December 30, 2022). (5) Represents a base salary of US$185,000 for the period of January 1 – March 31, 2022 and US$230,000 for the period of April 1 – December 31, 2022. Fabio Pirovano’s salary was paid in Euros, being €234,106 (based on an exchange rate of 0.9344 being the daily rate of exchange posted by Thomson Reuters for conversion of U.S. dollars into Euros on December 30, 2022). Short-Term Incentives Our NEOs and other executive officers are entitled to annual bonuses, depending on employee function. The performance-based annual bonuses are paid in cash and are designed to motivate and reward named executive officers for progress as measured against the Company’s strategic business and financial objectives. The target eligible percentage of base salary is calibrated to market median level and is provided for in the named executive officers’ individual employment agreements, with any adjustments approved by the Board. The Company’s short term incentive structure is strongly aligned with corporate performance, with the 2022 annual bonus based on achievement of revenue target and Adjusted EBITDA target. Targets are set at the beginning of the year based on our annual budget and strategic plan. We have not disclosed our 2022 targets because we believe it would negatively affect our competitive position in the market. Annual bonus payments are set as a percentage of base salary, depending on the target or threshold reached. For our NEOs, the annual bonus payments range from 30% to 90% of base salary, depending on the NEO, if actual annual Revenue and Adjusted EBITDA meets the target levels. The total bonus payout factor of 50% of targets was achieved for Fiscal 2022. Revenue and Adjusted EBITDA growth were selected as they are core metrics that drive shareholder alignment and long-term value creation. If actual annual Revenue and Adjusted EBITDA meets the maximum levels then annual bonus payments for our NEOs can range from 60% to 180% of base salary, depending on the NEO. If actual annual Revenue and Adjusted EBITDA do not meet the minimum threshold levels, NEO bonuses can be zero. Adjusted EBITDA is not a recognized measure under IFRS and does not have a standardized meaning prescribed by IFRS and is therefore not necessarily comparable to similar measures presented by other companies. The IFRS measure most directly comparable to Adjusted EBITDA presented in our financial statements is net loss. The information contained under the heading “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” in the MD&A, which is available on the Company’s SEDAR profile at www.sedar.com, is incorporated by reference herein.

- 31 - The named executive officers of the Company earned the following performance-based annual bonuses for Fiscal 2022: Name and Principal Position Target Annual Incentive as a Percentage of Base Salary Target Annual Incentive (US$) Total Bonus Payout Factor as a Percentage of Target Total Bonus Earned (US$) Claudio Erba Chief Executive Officer 90% $405,000(1) 50% $202,500 Sukaran Mehta Chief Financial Officer 40% $110,000(2) 50% $55,000 Alessio Artuffo President and Chief Operating Officer 70% $241,500(3) 50% $120,750 Francesca Bossi Chief Human Resource Officer 30% $70,500(4) 50% $35,250 Fabio Pirovano Chief Product Officer 30% $69,000(5) 50% $34,500 _______________ Notes: (1) Represents 90% of Claudio Erba’s base salary of US$450,000. (2) Represents 40% of Sukaran Mehta’s base salary of US$275,000 (3) Represents 70% of Alessio Artuffo’s base salary of U$345,000. (4) Represents 30% Francesca Bossi’s base salary of US$235,000. (5) Represents 30% of Fabio Pirovano’s base salary of US$230,000. Long-Term Incentives Equity-based awards are a variable element of compensation that allow us to incentivize and retain our executive officers for their sustained contributions to the Company. Equity awards reward performance and continued employment by an executive officer, with associated benefits to us of attracting and retaining employees. Additionally, providing a significant portion of an executive’s total compensation in the form of long-term equity is intended to ensure alignment with Shareholder interests. We believe that options, RSUs, PSUs and DSUs provide executive officers with a strong link to long-term corporate performance and an increase in Shareholder value. For 2022, long- term incentive grants were made to all the NEOs in the form of stock options and RSUs. In connection with the grants of equity-based awards, the CNG Committee determines the grant size and terms to be recommended to the Board, taking into consideration previously issued grants. As part of their ongoing review of the Company’s compensation practices, the CNG Committee and the Board will be determining the precise go-forward structure of long-term incentive compensation both in terms of quantum and instrument mix.

- 32 -

2022 Long-Term Incentive Plan Award Mix

Equity-based awards for each NEO under the Omnibus Incentive Plan consisted of RSUs vesting and Options vesting 1/4th on the first anniversary from grant date and vesting 1/16th quarterly over the remaining 36 months:

NEOs	2022 LTIP Grant Value ($US)	Restricted Share Units (50% of LTIP Grant)		Options (50% of LTIP Grant)	
		($US)	(#)	($US)	(#)
Claudio Erba Chief Executive Officer	$1,466,124	$738,062	23,674	$728,062	39,936
Sukaran Mehta Chief Financial Officer	$313,582	$156,791	3,915	$156,791	6,402
Alessio Artuffo President and Chief Operating Officer	$1,107,092	$553,546	17,755	$553,546	29,952
Francesca Bossi Chief Human Resource Officer	$192,974	$96,487	2,409	$96,487	3,940
Fabio Pirovano Chief Product Officer	$276,774	$138,387	4,438	$138,387	7,488

Summary Compensation Table – Named Executive Officers

The following table sets out information concerning the compensation earned by the NEOs in respect of Fiscal 2022, Fiscal 2021 and Fiscal 2020.

Name and Principal Position	Year	Salary (US$)	Share-based awards (US$)	Option-based awards (US$)(1)	Non-equity incentive plan compensation		Pension value (US$)	All other compensation (US$)	Total compensation (US$)
					Annual incentive plans (US$)	Long-term incentive plans (US$)			
Claudio Erba Chief Executive Officer	2022	442,500(2)	738,062	728,062(1)	202,500	-	-	18,112	2,139,235
	2021	398,250(3)	-	346,047(1)	393,960	-	-	-	1,138,257
	2020	345,027(4)	-	-	334,806(5)	-	-	-	679,833
Sukaran Mehta Chief Financial Officer	2022	275,000(6)	156,791	156,791(23)	55,000	-	-	-	643,582
	2021	176,784(7)	-	-	59,223	-	-	-	237,007
	2020	160,925(8)	-	58,948(1)	40,231(9)	-	-	-	260,104
Alessio Artuffo President and Chief Operating Officer	2022	336,250(10)	553,546	553,546(1)	120,750	-	-	-	1,564,093
	2021	295,000(11)	-	296,615(1)	270,010			-	819,405
	2020	260,129(12)	-	-	230,418(13)	-	-	77,473(14)	586,020
Francesca Bossi	2022	227,500(15)	96,487	96,487(23)	35,250	-	-	10,776	466,500

- 33 -

Name and Principal Position	Year	Salary (US$)	Share-based awards (US$)	Option-based awards (US$)[1]	Non-equity incentive plan compensation		Pension value (US$)	All other compensation (US$)	Total compensation (US$)
					Annual incentive plans (US$)	Long-term incentive plans (US$)			
Chief Human Resource Officer	2021	191,500[16]	-	167,663[1]	82,463	-	-	10,403	452,029
	2020	140,750[17]	-	-	62,510[18]	-	-	15,638	218,898
Fabio Pirovano Chief Product Officer	2022	218,750[19]	138,387	138,387[1]	34,500	-	-	15,661	545,685
	2021	178,750[20]	-	167,762[1]	74,348	-	-	16,297	437,157
	2020	151,000[21]	-	-	66,240[22]	-	-	20,717	237,957

Notes:

(1) Represents grants of options made under the Omnibus Incentive Plan in Fiscal 2020, Fiscal 2021 and Fiscal 2022, as applicable. Amounts shown in this column represent the grant date fair value of options, which has been calculated using the Black-Scholes method and the following assumptions:

	Expected dividend yield	Risk-free interest rate	Expected Life	Estimated Volatility
2022	0%	2.66%	6.25 years	62.04%
2021	0%	1.13%	6.25 years	59.8%
2020	0%	0.84%	10.0 years	40.0%

The grant date fair value for these options is the same as the fair value determined for accounting purposes.

(2) Represents a base salary of US$420,000 for the period of January 1 – March 31, 2022 and US$450,000 for the period of April 1 – December 31, 2022. Claudio Erba's salary was paid in Euros, being €473,564 (based on an exchange rate of 0.9344 being the daily rate of exchange posted by Thomson Reuters for conversion of U.S. dollars into Euros on December 30, 2022).

(3) Represents a base salary of US$333,000 for the period of January 1 – March 31, 2021 and US$420,000 for the period of April 1 – December 31, 2021. Claudio Erba's salary was paid in Euros, being €343,769.40 (based on an exchange rate of 0.8632 being the daily rate of exchange posted by Thomson Reuters for conversion of U.S. dollars into Euros on December 31, 2021).

(4) Represents a base salary of €235,000 for the period of January 1 – April 30, 2020 and €303,950 for the period of May 1 – December 31, 2020, both converted into U.S. dollars an exchange rate of 1.228 being the daily rate of exchange posted by Thomson Reuters for conversion of Euros into U.S. dollars on December 31, 2020. At Mr. Erba's request, $101,317 from the Fiscal 2020 base salary earned by Mr. Erba was paid to Gresilent Holding S.r.l., an entity which is wholly-owned by Mr. Erba.

(5) Represents Total Bonus Earned in Fiscal 2020 – see "Compensation – Named Executive Officers – Compensation in Fiscal 2022 – Short-Term Incentives".

(6) Represents a base salary of US$275,000 for the period of January 1 – December 31, 2022. Sukaran Mehta's salary was paid in Canadian dollars, being $372,598 (based on an exchange rate of 0.7381 being the daily rate of exchange posted by Thomson Reuters for conversion of U.S. dollars into Canadian dollars on December 30, 2022).

(7) Represents a base salary of C$240,000 converted into U.S. dollars using an exchange rate of 0.7366, being the daily rate of exchange posted by Thomson Reuters for conversion of Canadian dollars into U.S. dollars on December 31, 2021.

(8) Represents a base salary of C$205,000 converted into U.S. dollars using an exchange rate of 0.785, being the daily rate of exchange posted by Thomson Reuters for conversion of Canadian dollars into U.S. dollars on December 31, 2020.

(9) Represents total bonus earned in Fiscal 2020 of C$51,250, being 25% of his base salary of C$205,000, converted into U.S. dollars using an exchange rate of 0.785, being the daily rate of exchange posted by Thomson Reuters for conversion of Canadian dollars into U.S. dollars on December 31, 2020.

(10) Represents a base salary of US$310,000 for the period of January 1 – March 31, 2022 and US$345,000 for the period of April 1 – December 31, 2022.

(11) Represents a base salary of US$250,000 for the period of January 1 – March 31, 2021 and US$310,000 for the period of April 1 – December 31, 2021.

(12) Represents a base salary of C$262,500 for the period of January 1 – March 31, 2020 and C$354,500 for the period of April 1 – December 31, 2020, both converted into U.S. dollars using an exchange rate of 0.785, being the daily rate of exchange posted by Thomson Reuters for conversion of Canadian dollars into U.S. dollars on December 31, 2020.

- 34 -

(13) Represents an annualized base salary of €235,000 converted into U.S. dollars using an exchange rate of 1.1234, being the daily rate of exchange posted by Thomson Reuters for conversion of Euros into U.S. dollars on December 31, 2019.

(14) Mr. Artuffo was entitled to receive certain ex patriation benefits to the end of December 2020 to compensate him for his relocation from Italy to the United States and then later to Canada for a short period of time. These benefits for Fiscal 2020 include a C$73,200 annual housing allowance and a C$25,492 vehicle allowance, each converted into U.S. dollars using an exchange rate of 0.785, being the daily rate of exchange posted by Thomson Reuters for conversion of Canadian dollars into U.S. dollars on December 31, 2020.

(15) Represents a base salary of US$205,000 for the period of January 1 – March 31, 2022 and US$235,000 for the period of April 1 – December 31, 2022. Francesca Bossi's salary was paid in Euros, being €243,471 (based on an exchange rate of 0.9344 being the daily rate of exchange posted by Thomson Reuters for conversion of U.S. dollars into Euros on December 30, 2022).

(16) Represents a base salary of US$151,000 for the period of January 1 – March 31, 2021 and US$205,000 for the period of April 1 – December 31, 2021. Francesca Bossi's salary was paid in Euros, being €165,303 (based on an exchange rate of 0.8632 being the daily rate of exchange posted by Thomson Reuters for conversion of U.S. dollars into Euros on December 31, 2021).

(17) Represents a base salary of US$110,000 for the period of January 1 – March 31, 2020 and US$151,000 for the period of April 1 – December 31, 2020. Francesca Bossi's salary was paid in Euros, being €110,489 (based on an exchange rate of 0.785 being the daily rate of exchange posted by Thomson Reuters for conversion of U.S. dollars into Euros on December 31, 2020).

(18) Represents Total Bonus Earned in Fiscal 2020 – see "Compensation – Named Executive Officers – Compensation in Fiscal 2022 – Short-Term Incentives".

(19) Represents a base salary of US$185,000 for the period of January 1 – March 31, 2022 and US$230,000 for the period of April 1 – December 31, 2022. Fabio Pirovano's salary was paid in Euros, being €234,106 (based on an exchange rate of 0.9344 being the daily rate of exchange posted by Thomson Reuters for conversion of U.S. dollars into Euros on December 30, 2022).

(20) Represents a base salary of US$160,000 for the period of January 1 – March 31, 2021 and US$185,000 for the period of April 1 – December 31, 2021. Fabio Pirovano's salary was paid in Euros, being €154,297 (based on an exchange rate of 0.8632 being the daily rate of exchange posted by Thomson Reuters for conversion of U.S. dollars into Euros on December 31, 2021).

(21) Represents a base salary of US$124,000 for the period of January 1 – March 31, 2020 and US$160,000 for the period of April 1 – December 31, 2020. Fabio Pirovano's salary was paid in Euros, being €118,535 (based on an exchange rate of 0.785 being the daily rate of exchange posted by Thomson Reuters for conversion of U.S. dollars into Euros on December 31, 2020).

(22) Represents Total Bonus Earned in Fiscal 2020 – see "Compensation – Named Executive Officers – Compensation in Fiscal 2022 – Short-Term Incentives".

(23) Represents grants of options made under the Omnibus Incentive Plan in Fiscal 2022. Amounts shown in this column represent the grant date fair value of options, which has been calculated using the Black-Scholes method and the following assumptions:

	Expected dividend yield	Risk-free interest rate	Expected Life	Estimated Volatility
2022	0%	2.03%	6.25 years	61.21%

The grant date fair value for these options is the same as the fair value determined for accounting purposes.

The compensation payable to the named executive officers in Fiscal 2022 consisted of base salary, a short-term cash incentive and long-term incentive. For more information see above under "Compensation in Fiscal 2022".

Outstanding Share-Based Awards and Option-Based Awards – Named Executive Officers

The following table describes the outstanding Share-based awards and option-based awards held by named executive officers as at December 31, 2022. As of December 31, 2022, no PSUs or DSUs had been awarded to the Company's named executed officers under the Omnibus Incentive Plan.

OPTION-BASED AWARDS					SHARE-BASED AWARDS		
Name and Principal Position	Number of Shares underlying unexercised Options (#)	Option exercise price (US$)	Option expiration date	Value of unexercised in-the-money Options (US$)[1]	Number of underlying Shares that have not vested (#)	Market or payout value of unvested Share based awards (US$)	Market or payout value of vested Share-based awards not paid out or distributed (US$)
Claudio Erba Chief Executive Officer	63,622[2] 16,409[4] 39,936	12.01[3] 37.59[5] 32.96[6]	October 8, 2029 March 30, 2031 May 24, 2032	1,336,755 Nil Nil	23,674	781,736	Nil

- 35 -

OPTION-BASED AWARDS					SHARE-BASED AWARDS		
Name and Principal Position	**Number of Shares underlying unexercised Options (#)**	**Option exercise price (US$)**	**Option expiration date**	**Value of unexercised in-the-money Options (US$)(1)**	**Number of underlying Shares that have not vested (#)**	**Market or payout value of unvested Share based awards (US$)**	**Market or payout value of vested Share-based awards not paid out or distributed (US$)**
Sukaran Mehta Chief Financial Officer	13,711(7) 6,402	7.64(8) 43.06(9)	March 23, 2030 March 18, 2032	347,997 Nil	3,915	129,277	Nil
Alessio Artuffo President and Chief Operating Officer	287,468(8) 49,724(9) 14,065(10) 29,952	0.8056 12.01(3) 37.59(5) 32.96(6)	September 22, 2026 October 8, 2029 March 30, 2031 May 24, 2032	9,260,864 1,044,745 Nil Nil	17,755	586,286	Nil
Francesca Bossi Chief Human Resources Officer	2,400(10) 10,586(11) 5,860(12) 3,940	0.8056 12.01(3) 37.59(5) 43.06(9)	December 23, 2026 October 8, 2029 March 30, 2031 March 18, 2032	77,317 222,422 Nil Nil	2,409	79,547	Nil
Fabio Pirovano Chief Product Officer	258,200(10) 19,959(11) 5,860(12) 7,488	0.8056 12.01(3) 37.59(5) 32.96(6)	September 22, 2026 October 8, 2029 March 30, 2031 May 24, 2032	8,317,987 419,356 Nil Nil	4,438	146,547	Nil

Notes:

(1) Amounts shown represents the difference between the closing price of the Shares on the TSX on December 30, 2022, being C$44.74 per Share converted into US$33.02 per Share using an exchange rate of 0.7383, being the daily rate of exchange posted by Thomson Reuters for conversion of Canadian dollars into U.S. dollars on December 30, 2022 and the option exercise price, and multiplying that amount by the number of vested options.

(2) Represents grants of options made under the Omnibus Incentive Plan, which vest in equal tranches over five years on October 8, 2020, 2021, 2022, 2023 and 2024.

(3) Based on an exercise price of C$16.00 per Share converted to US$12.01 using an exchange rate of 0.7506, being the daily rate of exchange posted by Thomson Reuters for conversion of Canadian dollars into U.S. dollars on the date of grant.

(4) Represents grants of options made under the Omnibus Incentive Plan, which vest in equal tranches over four years on March 30, 2022, 2023, 2024 and 2025.

(5) Based on an exercise price of C$51.01 per Share converted to US$37.59 using an exchange rate of 0.7366, being the daily rate of exchange posted by Thomson Reuters for conversion of Canadian dollars into U.S. dollars on the date of grant.

(6) Based on an exercise price of C$51.03 per Share converted to US$32.96 using an exchange rate of 0.7802, being the daily rate of exchange posted by Thomson Reuters for conversion of Canadian dollars into U.S. dollars on the date of grant.

(7) Represents grants of options made under the Omnibus Incentive Plan, which vest in equal tranches over five years on March 23, 2021, 2022, 2023, 2024 and 2025.

(8) Based on an exercise price of C$11.06 per Share converted to US$7.64 using an exchange rate of 0.6905, being the daily rate of exchange posted by Thomson Reuters for conversion of Canadian dollars into U.S. dollars on the date of grant.

(9) Based on an exercise price of C$54.27 per Share converted to US$43.06 using an exchange rate of 0.7935, being the daily rate of exchange posted by Thomson Reuters for conversion of Canadian dollars into U.S. dollars on the date of grant.

(10) Represents grants of options made under the Legacy Option Plan, which vested in equal tranches over four years on December 23, 2017, 2018, 2019 and 2020.

(11) Represents grants of options made under the Omnibus Incentive Plan, which vest in equal tranches over five years on October 8, 2020, 2021, 2022, 2023 and 2024.

- 36 - (12) Represents grants of options made under the Omnibus Incentive Plan, which vest in equal tranches over four years on March 30, 2022, 2023, 2024 and 2025. Incentive Plan Awards – Value Vested or Earned During the Year – Named Executive Officers Name Option based awards – value vested during the year(1) (US$) Share-based awards – value vested during the year Non-equity incentive plan compensation – value earned during the year (US$)(2) Claudio Erba Chief Executive Officer $243,052 – $202,500 Sukaran Mehta Chief Financial Officer $117,014 – $55,000 Alessio Artuffo President and Chief Operating Officer $194,117 – $120,750 Francesca Bossi Chief Human Resources Officer $50,952 – $35,250 Fabio Pirovano Chief Product Officer $78,632 – $34,500 _______________ Notes: (1) Amounts shown represent the difference between the market price of the Shares on the applicable vesting date in 2022, converted into U.S. dollars using the applicable daily rate of exchange posted by Thomson Reuters for conversion of Canadian dollars into U.S. dollars on the vesting date, and the option exercise price, and multiplying that amount by the number of vested options. (2) This amount represents the Total Bonus Earned in Fiscal 2022. See “Compensation in Fiscal 2022 – Short-Term Incentives”. Employment Agreements – Named Executive Officers Pursuant to the terms of individual employment agreements with the Company, each of our named executive officers serves in their respective positions for an indefinite term. The following table sets forth the common elements of these employment agreements, which are subject in each case, to mandatory employment or labour standards legislation and regulations as may be applicable to an executive officer’s employment with the Company. Employment Agreement Term Summary Term Indefinite, except for the case of Claudio Erba whose employment agreement expires on December 31 of each year and is subject to automatic renewal for subsequent one year terms unless otherwise agreed by the parties. Annual Base Salary Each NEO’s employment agreement contains an annual base salary provision that is reviewed annually, with increases (if any) from time to time as determined by the Board. See “Base Salary”. Annual Incentive Bonuses Eligible for a performance-based annual bonus in accordance with and pursuant to the Company’s short-term incentive plan, as in place from time to time. At target, such bonuses will be as follows: Claudio Erba – 65% of base salary; Sukaran Mehta – 40% of base salary; Alessio Artuffo – 55% of base salary; Francesca Bossi – 30% of base salary; and Fabio Pirovano – 30% of base salary, as adjusted from time to time.

- 37 - Employment Agreement Term Summary Long-term Incentives Eligible to participate in the Omnibus Incentive Plan and to receive awards as may be determined by the Board in its sole discretion. Termination “without cause” or resignation for good reason (as defined in the respective agreement) In the case of Claudio Erba, he will be entitled to a severance payment in an amount equal to (i) his then annual base salary, plus (ii) his target annual short-term incentive bonus for the year in which the termination or resignation, as applicable, occurred, plus (iii) a pro rated portion of his annual short-term incentive bonus (based on actual achievement) for the year in which the termination occurred. In addition, Mr. Erba would continue to receive his employee benefits for a period of 12-months. Sukaran Mehta and Alessio Artuffo will each be entitled to a severance payment in an amount equal to (i) his then annual base salary, plus (ii) a pro rated portion of his annual short term incentive bonus (based on actual achievement) for the year in which the termination occurred. In addition, such NEO would continue to receive his employee benefits for a period of 12-months. Francesca Bossi and Fabio Pirovano’s termination of employment with the Company will be governed by applicable law and the national collective labour agreement for executives Confederazione Italiana Della Piccola e Media Industria in force from time to time (the “NCBA”). Termination without cause following a change of control of the Company In the case of Claudio Erba, if he is terminated without cause or resigns for good reason within 12 months following a change of control of the Company, he will be entitled to a severance payment in an amount equal to: (i) 1.5 times his then annual base salary, plus (ii) 1.5 times his target annual short-term incentive bonus for the year in which the termination or resignation, as applicable, occurred, plus (iii) a pro-rated portion of his annual short term incentive bonus (based on actual achievement) for the year in which the termination occurred. In addition, Mr. Erba would continue to receive his employee benefits for a period of 18-months and pursuant to the Omnibus Incentive Plan, any unvested awards held by Mr. Erba that have not been exercised, settled or surrendered will vest. If Sukaran Mehta or Alessio Artuffo is terminated without cause or resigns for good reason within 12 months following a change of control of the Company, such NEO will be entitled to a severance payment in an amount equal to (i) his then annual base salary, plus (ii) a pro-rated portion of his annual short-term incentive bonus (based on actual achievement) for the year in which the termination or resignation, as applicable, occurred. In addition, such NEO would continue to receive his employee benefits for a period of 12-months and pursuant to the Omnibus Incentive Plan, any unvested awards held by such NEO that have not been exercised, settled or surrendered will vest. Francesca Bossi and Fabio Pirovano’s termination of employment with the Company will be governed by applicable law and the NCBA. Restrictive Covenants In respect of Claudio Erba, Sukaran Mehta and Alessio Artuffo, non- compete for a period of 12 months following termination of employment and non-solicit for a period of 12 months following termination of employment. Termination and Change of Control Benefits The following table indicates the amounts payable to each named executive officer under the terms of their respective employment agreement as well as the Omnibus Incentive Plan upon termination other than for cause, assuming employment was terminated on December 31, 2022.

- 38 -

Name and Principal Position	Event	Severance (US$)[1]	Acceleration of Unvested Security-Based Awards (US$)	Total (US$)
Claudio Erba Chief Executive Officer	Termination without cause or resignation for good reason	855,000	—	855,000
	Termination without cause following a change of control	1,282,500	1,262,814[2]	2,545,314
Sukaran Mehta Chief Financial Officer	Termination without cause or resignation for good reason	330,000	—	330,000
	Termination without cause following a change of control	Nil	272,836[2]	272,836
Alessio Artuffo President and Chief Operating Officer	Termination without cause or resignation for good reason	465,750	—	465,750
	Termination without cause following a change of control	465,750	957,971[2]	1,423,721
Francesca Bossi Chief Human Resources Officer	Termination without cause or resignation for good reason	661,917	—	661,917
	Termination without cause following a change of control	Nil	108,906[2]	108,906
Fabio Pirovano Chief Product Officer	Termination without cause or resignation for good reason	686,167	—	686,167
	Termination without cause following a change of control	Nil	294,743[2]	294,743

Notes:

(1) Severance payments are calculated based on the base salary and annual incentive compensation paid to the NEO for Fiscal 2022 and assumes achievement of target annual short-term incentive bonus for the year in which the termination or resignation, as applicable, occurs. Amounts do not include accrued amounts for earned but unpaid vacation, perquisites, allowances and benefits.

(2) Based on the difference between the closing price of the Shares on the TSX on December 30, 2022, being C$44.74 per Share converted into US$33.02 per Share using an exchange rate of 0.7381, being the daily rate of exchange posted by Thomson Reuters for conversion of Canadian dollars into U.S. dollars on December 30, 2022 and the option exercise price, and multiplying that amount by the number of unvested options.

Compensation – Directors

Individual Directors add value to the Board and to the Company by bringing skills, knowledge and experiences that complement those of their colleagues, so that collectively, the Board provides diversity and balance in views and perspectives, ensuring a challenging and thoughtful exchange with management. There is an expectation that Directors will attend all meetings and will be available as needed outside of meetings. Board membership is reviewed annually to ensure the right mix and skills are present.

Our directors' compensation program is designed to attract and retain the most qualified individuals to serve on the Board. The Board, through the CNG Committee, will be responsible for reviewing and approving any changes to the directors' compensation arrangements. Director compensation is structured to recognize Directors for their skills, knowledge, experiences and attention in overseeing the governance of the Company, and to align with Shareholders' interests. The CNG Committee reviews Director compensation and recommends any changes to the Board to ensure that Director compensation is competitive. In making its recommendation, the CNG Committee considers:

- the level of compensation required to fairly reflect the risks and responsibilities of serving as a Director; and
- the alignment of the interests of Directors and Shareholders by requiring that Directors meet the Share ownership guidelines established in the Company's Share Ownership Policy.

In consideration for serving on the Board, each Director that is not an employee is paid an annual cash retainer and an annual equity retainer, and is reimbursed for their reasonable out-of-pocket expenses incurred while serving as Directors.

- 39 - In Fiscal 2022, non-employee Directors of the Company were entitled to be paid as members of the Board, and, if applicable, as members of any committee of the Board, the following amounts: Position Type of Fee Amount Per Year (US$)(1) Member of the Board(2) Cash Retainer $40,000 Equity Retainer(3) $110,000 Non-Executive Chairman Cash Retainer $20,000 Lead Director Cash Retainer $20,000 Audit Committee Chair Cash Retainer $20,000 CNG Committee Chair Cash Retainer $20,000 Audit Committee Member Cash Retainer $10,000 CNG Committee Member Cash Retainer $10,000 _______________ Notes: (1) These fees were effective July 1, 2022. The fees earned by each director in respect of fiscal 2022 are set forth below under “Summary Compensation Table – Directors”. (2) For all members of the Board other than the Chair of the Board. (3) Equity retainer are paid in DSUs. We do not provide a meeting fee for Board members. The total retainer is deemed to be full payment for the role of Director. An exception to this approach would be made in the event of a special transaction or other special circumstance that would require more meetings than are typically required. The equity retainers are paid in DSUs on an annual basis and vest one year from the date of grant. Directors may also elect to receive a portion of their cash retainer in the form of DSUs. The cash retainers are paid on a quarterly basis. The number of DSUs to be issued as the equity retainer or upon a Director electing to receive their cash retainers in DSUs is based on the volume weighted average trading price on the TSX for the five trading days prior to such issuance. Summary Compensation Table – Directors The following table sets out information concerning the compensation earned by the Directors in respect of Fiscal 2022. Name(1) Fees earned (US$) Share- based awards (US$)(2) Option- based awards (US$) Non-equity incentive plan compensation (US$) Pension value (US$) All other compensation (US$) Total (US$) Jason Chapnik Chair of the Board (Chair of the CNG Committee)(3) – $167,041 – – – – $167,041 James Merkur Director – $147,710 – – – – $147,710 Kristin Halpin Perry Director (Member of the CNG Committee) $42,573(4) $110,000 – – – – $152,573

- 40 - Name(1) Fees earned (US$) Share- based awards (US$)(2) Option- based awards (US$) Non-equity incentive plan compensation (US$) Pension value (US$) All other compensation (US$) Total (US$) Steven E. Spooner Director (Chair of the Audit Committee, former Chair of the CNG Committee and Lead Director)(5) – $162,410 – – – – $162,410 William Anderson Director (Member of the Audit Committee) $42,573(4) $110,000 – – – – $152,573 Trisha Price Director (Member of the Audit Committee) – $152,527 – – – – $152,527 _______________ Notes: (1) The information concerning the compensation earned by Mr. Erba as a Director in Fiscal 2022 is reflected in the “Summary Compensation Table – Named Executive Officers” above. (2) Represents the equity retainer paid in the form of DSUs as well as any cash retainers which directors elected to receive in the form of DSUs, in each case under the Omnibus Incentive Plan. Amounts shown in this column represent the grant date fair value of DSUs. The grant date fair value for these DSUs is the same as the fair value determined for accounting purposes using an exchange rate of Canadian dollars into US dollars on the applicable dates of grant. (3) Jason Chapnik was appointed Chair of the CNG Committee in 2022. (4) Represents C$57,683, converted into U.S. dollars using an exchange rate of 0.7381, being the daily rate of exchange posted by Thomson Reuters for conversion of Canadian dollars into U.S. dollars on December 30, 2022. (5) Mr. Spooner was appointed as Chair of the CNG Committee, effective October 1, 2021. In 2022, Jason Chapnik replaced Steve Spooner as Chair of the CNG Committee. Mr. Spooner remains a member of the CNG Committee and also serves as Lead Director. Outstanding Share Based Awards and Option Based Awards – Directors The Company granted a total of 27,568 DSUs to the Company’s non-employee Directors in Fiscal 2022. Such DSUs were granted to non-employee Directors in satisfaction of (i) their annual equity retainers, with each such DSU vesting on the one year anniversary of the grant date, and (ii) to certain directors who elected to receive their cash retainers in the form of DSUs, which were granted on a quarterly basis and vested immediately. Each DSU may be redeemed, on the settlement date, for one Share or a cash payment. The following table describes the outstanding Share-based awards and option-based awards held by non-executive Directors at December 31, 2022. As of December 31, 2022, no RSUs or PSUs had been awarded to non-executive Directors under the Omnibus Incentive Plan.

- 41 -

	OPTION-BASED AWARDS				SHARE-BASED AWARDS		
Name and Principal Position	Number of Shares underlying unexercised Options (#)	Option exercise price (US$)	Option expiration date	Value of unexercised in-the-money Options (US$)[(1)]	Number of underlying Shares that have not vested (#)[(2)]	Market or payout value of unvested Share based awards (US$)[(3)]	Market or payout value of vested Share-based awards not paid out or distributed (US$)[(4)]
Jason Chapnik Director (Chair, Chair of the CNG Committee)[(5)]	–	–	–	–	3,690	121,847	411,242
James Merkur Director	27,000[(6)]	6.68	March 20, 2031	237,150	3,690	121,847	359,333
Kristin Halpin Perry Director (Member of the CNG Committee)	–	–	–	–	3,690	121,847	496,172
Steven E. Spooner Director (Chair of the Audit Committee, former Chair of the CNG Committee and Lead Director)[(7)]	–	–	–	–	3,690	121,847	413,256
William Anderson Director (Member of the Audit Committee)	–	–	–	–	3,690	121,847	289,791
Trisha Price Director (Member of the Audit Committee)					5,199	171,676	129,442

Notes:

(1) Amounts shown represents the difference between the closing price of the Shares on the TSX on December 30, 2022, being C$44.74 per Share converted into US$33.02 per Share using an exchange rate of 0.7383, being the daily rate of exchange posted by Thomson Reuters for conversion of Canadian dollars into U.S. dollars on December 30, 2022 and the option exercise price, and multiplying that amount by the number of vested options.

(2) Represents DSUs granted on July 3, 2022 as the annual equity retainer.

(3) Amounts shown represent the dollar amount of unvested DSUs held as at December 30, 2022, calculated by multiplying the number of unvested DSUs by the closing price of the Shares on the TSX on December 30, 2022, being C$44.74 per Share converted into US$33.02 per Share using an exchange rate of 0.7381, being the daily rate of exchange posted by Thomson Reuters for conversion of Canadian dollars into U.S. dollars on December 30, 2022.

(4) Amounts shown represent the dollar amount of vested DSUs held as at December 30, 2022, calculated by multiplying the number of unvested DSUs by the closing price of the Shares on the TSX on December 30, 2022, being C$44.74 per Share converted into US$33.02 per Share using an exchange rate of 0.7381, being the daily rate of exchange posted by Thomson Reuters for conversion of Canadian dollars into U.S. dollars on December 30, 2022.

(5) In 2022, Jason Chapnik was appointed Chair of the CNG Committee.

(6) Represents grant of options made under the Legacy Option Plan, which vest in equal tranches over five years on March 20, 2020, 2021, 2022, 2023 and 2024.

(7) Mr. Spooner was appointed as Chair of the CNG Committee, effective October 1, 2021. In 2022, Jason Chapnik replaced Steve Spooner as Chair of the CNG Committee. Mr. Spooner remains a member of the CNG Committee and also serves as Lead Director.

(8) The information concerning the outstanding Share-based awards and option-based awards earned by Mr. Erba as a Director in Fiscal 2022 is reflected in the "Summary Compensation Table – Named Executive Officers" above.

- 42 - Incentive Plan Awards – Value Vested or Earned During the Year – Directors Name Option based awards - value vested during the year(1) Share-based awards - value vested during the year(2) Non-equity incentive plan compensation - value earned during the year (US$) Jason Chapnik Director (Chair, Chair of the CNG Committee)(3) – 103,144 – Claudio Erba Director 243,052 – 202,500 (4) James Merkur Director 381,310 81,843 – Kristin Halpin Perry Director (Member of CNG Committee) – 44,130 – Steven E. Spooner Director (Chair of the Audit Committee, former Chair of the CNG Committee and Lead Director)(5) – 118,062 – William Anderson Director (Member of Audit Committee) – 44,130 – Trisha Price Director (Member of Audit Committee) – 122,195 _______________ Notes: (1) These amounts represent the difference between the market price of the Shares on the applicable vesting date in 2022, converted into U.S. dollars using the applicable daily rate of exchange posted by Thomson Reuters for conversion of Canadian dollars into U.S. dollars on the vesting date and the option exercise price, and multiplying that amount by the number of vested options. (2) These amounts represent the equity retainer in respect of fiscal year 2021 paid in the form of DSUs and the quarterly cash fees certain directors elected to receive in the form of DSUs, in each case under the Omnibus Incentive Plan and are based on the market price of the Shares on the applicable vesting date in 2022, converted into U.S. dollars using the applicable daily rate of exchange posted by Thomson Reuters for conversion of Canadian dollars into U.S. dollars on the vesting date and multiplying that amount by the number of vested DSUs. (3) In 2022, Jason Chapnik was appointed Chair of the CNG Committee. (4) This amount represents the Total Bonus Earned in Fiscal 2022 by Mr. Erba. See “Compensation in Fiscal 2022 – Short-Term Incentives”. (5) Mr. Spooner was appointed as Chair of the CNG Committee, effective October 1, 2021. In 2022, Jason Chapnik replaced Steve Spooner as Chair of the CNG Committee. Mr. Spooner remains a member of the CNG Committee and also serves as Lead Director.

- 43 - SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS The following table summarizes certain information as of December 31, 2022 regarding compensation plans of the Company under which equity securities are authorized for issuance. Plan Category Number of securities to be issued upon exercise of outstanding options, warrants and rights (#) Weighted-average exercise price of outstanding options, warrants and rights (US$) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) (#) Equity compensation plans approved by securityholders – ESPP(1) - - 544,241 Equity compensation plans not approved by securityholders – Legacy Option Plan(2) and Omnibus Incentive Plan(3) 1,539,849(5) $8.71 1,539,1604) _______________ Notes: (1) See “Equity Incentive Plans – Employee Share Purchase Plan” for a description of the material features of the ESPP. (2) See “Equity Incentive Plans – Legacy Option Plan” for a description of the material features of the Legacy Option Plan. (3) See “Equity Incentive Plans – Omnibus Incentive Plan” for a description of the material features of the Omnibus Incentive Plan. The Omnibus Incentive Plan was adopted in connection with the Canadian IPO on October 8, 2019. As of December 31, 2022, no PSUs had been awarded under the Omnibus Incentive Plan. (4) Represents the number of shares available for future issuance under the Omnibus Incentive Plan, being 4.68% of the Company’s issued and outstanding common shares. There will be no further issuances under the Legacy Option Plan. (5) Represents 4.68% of the Company’s issued and outstanding common shares. STATEMENT OF GOVERNANCE PRACTICES The Board believes that strong corporate governance is important to the long-term success of the Company and maintaining the trust of Shareholders, customers and other stakeholders. In accordance with the corporate governance guidelines set out under NI 58-101 and National Policy 58-201 – Corporate Governance Guideline (together with NI 58-101, the “CSA Governance Rules”), the following is a summary of the governance practices of the Company. Governance Highlights Governance Element Company Practice Board Size 7 Directors Board Independence Majority independent Entirely Independent Committees Audit Committee; CNG Committee Independent Board and Committee Meetings The independent Directors hold in-camera sessions at the conclusion of each regularly scheduled Board and committee meeting Voting Standard for Board Elections Annually by a majority of votes cast Majority Voting Policy Yes Share Ownership Guidelines Yes New Director Orientation and Continuing Education Yes

- 44 - Governance Element Company Practice Annual Board Assessments Yes Environmental, Social and Governance (ESG) The Board maintains oversight of the individual committees’ responsibilities and ESG matters as a whole, along with overall enterprise risk management and corporate strategy. See “Environmental, Social and Governance” in this Circular for additional details. Diversity In furtherance of the Company’s commitment to diversity at the Board level, the Board has adopted the Diversity Policy (as defined herein). The Diversity Policy emphasizes the Company’s belief in diversity and the potential for diversity in the composition of the Board and senior management of the Company, to advance the best interests of the Company. See “Diversity” in this Circular for additional details. To comply with the various applicable governance standards and to achieve best practices, the Company has adopted comprehensive corporate governance policies and procedures, including:  Code of Ethics;  Charter of the Board of Directors;  Charter of the Audit Committee;  Charter of the CNG Committee  Position Descriptions for the Chief Executive Officer, Chair of the Board, Lead Director and Committee Chairs;  Diversity Policy;  Whistleblower Policy;  Majority Voting Policy;  Insider Trading Policy;  Investment Policy;  Disclosure and Confidential Information Policy;  Clawback Policy; and  Share Ownership Policy. The Board believes that the Company’s governance practices are in compliance with the CSA Governance Rules. The Board, with the assistance of the CNG Committee, undertakes to review the above corporate governance policies on an annual basis or as otherwise considered to be appropriate by the Board.

- 45 - Composition of Board of Directors and Independence The Board is comprised of seven Directors, five of whom are independent. Pursuant to NI 58-101, an independent Director is one who is free from any direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with a Director’s independent judgment. The Company has determined that Jason Chapnik (Chair), Kristin Halpin Perry, Steven E. Spooner, William Anderson and Trisha Price are independent under NI 58- 101 and that Claudio Erba (Chief Executive Officer) and James Merkur are not independent. Claudio Erba is not considered to be independent under NI 58-101 because he is our Chief Executive Officer. James Merkur is not considered independent under NI 58-101 due to a pre-Canadian IPO arrangement with the Company pursuant to which he was granted options and received a supplemental fee upon closing of the Canadian IPO. The independent Directors hold in-camera sessions at the conclusion of each regularly scheduled Board and committee meeting. The Chair of the Board conducts the in-camera sessions of the Board and the Chair of each committee conducts the in-camera sessions of its committee, as applicable, without management or the other non-independent Directors present. Nomination of Directors Other than the Principal Shareholders’ nominees nominated pursuant to the Investor Rights Agreement, all Board nominees are nominated by the CNG Committee, who make such nominations after considering the mix of skills and experience it believes are necessary to further the Company’s goals. The written charter of the CNG Committee sets out the committee’s responsibilities with respect to nominating Board member candidates, which include to: (i) review annually the competencies, skills and personal qualities of the Board, in light of relevant factors; (ii) seek individuals qualified (in the context of the needs of the Company and any formal criteria established by the Board) to become members of the Board; (iii) review and recommend to the Board, the membership and allocation of Board members to the various committees of the Board; and (iv) consider the level of diversity on the Board. The CNG Committee will seek prospective candidates who are independent, have recognized functional and industry experience, sound business judgement, high ethical standards, time to devote to the Board and the ability to contribute to the Board’s diversity (with respect to gender, experience, geography, ethnicity, age and race). The CNG Committee intends to identify qualified candidates when necessary through a number of possible sources, including search firms where appropriate. Directors elected at an annual meeting are elected for a term expiring at the close of the subsequent annual meeting and are eligible for re-election. Directors appointed by the Directors between meetings of Shareholders in accordance with the Articles are appointed for a term expiring at the close of the next annual meeting and are eligible for election or re-election, as the case may be. For a chart illustrating the relevant skills possessed by each Director who is proposed for election at the Meeting, see “Matters to be Considered at the Meeting – Election of Directors – Skills Matrix”. Term Limits The Board has not adopted director term limits, mandatory retirement ages or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the CNG Committee will seek to maintain the composition of the Board in a way that provides, in the judgment of the Board, the best mix of skills and experience to provide for our overall stewardship. The CNG Committee also is expected to conduct an annual process for the assessment of the Board (see below under “Board Assessments”), each Board committee and each Director regarding his, her or its effectiveness and performance, and to report evaluation results to the Board. Board Assessments The CNG Committee conducts an annual assessment of the performance, effectiveness and contribution of the Board, Board committees and of each individual Director. The results of the assessments are communicated to the Board. This process is used (i) as an assessment tool; (ii) as a component of the regular review process of Board members’

- 46 - participation; (iii) to assist with the Board’s succession planning; and (iv) to determine appropriate individuals to stand for re-election to the Board. Charter of the Board The mandate of the Company’s Board is one of stewardship and oversight of the Company and its affairs. In fulfilling its mandate, the Board has adopted a written charter setting out its responsibility for, among other things, (i) participating in the development of and approving a strategic plan for the Company; (ii) supervising the activities and managing the investments and affairs of the Company; (iii) approving the Company’s annual operating and capital budgets; (iv) approving major decisions regarding the Company; (v) defining the roles and responsibilities of management; (vi) reviewing and approving the business and investment objectives to be met by management; (vii) assessing the performance of and overseeing management; (viii) issuing securities of the Company for such consideration as the Board may deem appropriate, subject to applicable law; (ix) reviewing the Company’s debt strategy; (x) identifying and managing risk exposure; (xi) ensuring the integrity and adequacy of the Company’s internal controls and management information systems; (xii) succession planning; (xiii) establishing committees of the Board, where required or prudent, and defining their mandate; (xiv) establishing and maintaining procedures and policies to ascertain Director independence; (xv) maintaining records and providing reports to Shareholders; (xvi) ensuring effective and adequate communication with Shareholders, other stakeholders and the public; (xvii) determining the amount and timing of dividends to Shareholders; and (xviii) providing general guidance and oversight to the Company regarding corporate governance, including the Company’s environmental, social and governance programs. A copy of the Board’s written charter is attached to this Information Circular as Schedule A. Position Descriptions Chair of the Board The Board has adopted written position descriptions for the Chair of the Board which sets out the individual’s key responsibilities, including, as applicable, duties relating to setting Board meeting agendas, chairing Board and Shareholder meetings, managing in camera sessions, Director development and communicating with Shareholders and regulators. Lead Director The role of the Lead Director includes, among other things: (i) organizing and presiding over in camera or other meetings of the directors where the Chair is not present due to a conflict and taking the lead in establishing the agenda for such meetings, (ii) serving as the principal liaison between the directors and the Chair on matters where the Chair may be conflicted, and (iii) serving as an additional point of contact for Shareholders wishing to communicate with the Board other than through the Chair. Committee Chairs The Board has adopted a written position description for the Chair of the Audit Committee and the Chair of the CNG Committee, each of which sets out such Chair’s key responsibilities, including duties relating to setting committee meeting agendas, chairing committee meetings and working with the respective committee and management to ensure, to the greatest extent possible, the effective functioning of the committee. Chief Executive Officer The Board has adopted a written position description and mandate for the Chief Executive Officer, which sets out the key responsibilities of the Chief Executive Officer. The primary functions of the Chief Executive Officer are to lead management of the business and affairs of the Company, to lead the implementation of the resolutions and the policies of the Board, to supervise day to day management of the Company and to communicate with Shareholders and regulators.

- 47 - Orientation and Continuing Education When new Directors are elected to the Board, they can expect to participate in an orientation program for new Directors under which they will be provided with comprehensive orientation and education as to the nature and operation of the Company and our business, the role of the Board and Board committees, and the contribution that an individual director is expected to make. The CNG Committee is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the Directors and to ensure that their knowledge and understanding of our business remains current. The chair of each Board committee is responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate. Docebo continues to enhance its continuing education programs, including implementation of educational sessions at regularly scheduled board meetings and ongoing communications with the directors regarding their professional development. The below table lists the Board orientation and education meetings attended by our directors in 2022: Date Event/Topic Presented/Hosted By Attended By January 19 Audit Committee Effectiveness Institute of Corporate Directors Steven E. Spooner February 24 Stewards of the Future Deloitte Steven E. Spooner March 24 Resilient Strategy Deloitte Steven E. Spooner March 29 Tech Savvy Boards Deloitte Steven E. Spooner April 26 Audit Committee Effectiveness Institute of Corporate Directors Steven E. Spooner May Goldman Sachs Value Accelerator – Hiring Strategies in an Overheated Talent Market Goldman Sachs Kristin Halpin Perry June How growth companies are tackling the Great Attrition Round Table McKinsey hosted by Goldman Sachs Kristin Halpin Perry June 16 Audit Committee Effectiveness Institute of Corporate Directors Steven E. Spooner June 28 Quarterly Audit Committee Update EY Steven E. Spooner June 29 Canada’s Proposed Cybersecurity Bill: Key Insights Institute of Corporate Directors Steven E. Spooner September WSJ Women In: Leadership Session The Wall Street Journal Kristin Halpin Perry October Humanizing Work – discussion panel with Goldman Sachs and Sales Force Hudson Institute of Coaching Kristin Halpin Perry October 17 Climate Reporting KoruESG Advisory Services Steven E. Spooner October 18 Audit Committee Effectiveness Institute of Corporate Directors Steven E. Spooner

- 48 - Date Event/Topic Presented/Hosted By Attended By November Organizational Readiness for IPO Goldman Sachs Kristin Halpin Perry November 2 Economic Update Bank of Montreal Steven E. Spooner Ethical Business Conduct The Company has adopted a Code of Ethics that applies to all of our Directors, managers, officers, and employees. The objective of the Code of Ethics is to provide guidelines for maintaining the integrity, reputation, honesty, objectivity and impartiality of the Company and its subsidiaries. Among other things, the Code of Ethics addresses conflicts of interest, protecting the Company’s assets, confidentiality, fair dealing with security holders, competitors and employees, insider trading, accuracy of records and reporting, compliance with laws and reporting any illegal or unethical behaviours. As part of the Code of Ethics, any person subject to the Code of Ethics is required to avoid or fully disclose interests or relationships that are harmful or detrimental to the Company’s best interests or that may give rise to real, potential, or the appearance of, conflicts of interest. The Board will have the ultimate responsibility for the stewardship of the Code of Ethics. The Code of Ethics is available on the Company’s website at www. docebo.com. In order to ensure compliance with the Code of Ethics, Company personnel are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. If required, employees may report violations of the Code of Ethics anonymously. It is the policy of the Company not to allow retaliation for reports of misconduct by others made in good faith. It is, at the same time, unacceptable to file a report knowing it is false. In addition, to foster a strong culture of ethical business conduct, the Company has implemented several other policies discussed in further detail below and elsewhere in this Information Circular. If a Director or officer holds an interest in a transaction or agreement under consideration at a Board meeting or a Board committee meeting, that Director or officer shall not be present at the time the Board or Board committee deliberates such transaction or agreement and shall abstain from voting on the matter, subject to certain limited exceptions provided for in the OBCA. Whistleblower Policy The Company has adopted a whistleblower policy (the “Whistleblower Policy”) which sets out established procedures for personnel of the Company to confidentially and anonymously submit concerns to the Chair of the Audit Committee (who is independent of the Company) or to a third-party reporting system regarding any accounting or auditing matter or any other matter which the individual believes to be in violation of the Code of Ethics. Insider Trading Policy The Company’s Insider Trading Policy expressly states that no one with any knowledge of a material fact or a material change in the affairs of the Company or of certain other publicly traded companies (including but not limited to a customer or partner of the Company or an economically-linked company such as a competitor of the Company) that has not been generally disclosed to the public should purchase or sell any securities of the Company or of other publicly traded companies, as applicable, inform anyone of such material fact or material change (other than in the necessary course of business) or advise anyone to purchase, sell, hold or exchange securities of the Company or of other publicly traded companies, as applicable (or any other securities whose price or value may reasonably be expected to be affected by material changes affecting the Company) until the information has been generally disclosed to the public and sufficient time has elapsed for such information to have been adequately disseminated to the public. For the purpose of implementing such principles, the Insider Trading Policy sets out a number of guidelines, including directives to Directors, officers and employees of the Company.

- 49 - Disclosure and Confidential Information Policy The Company has adopted a disclosure and confidential information policy (the “Disclosure and Confidential Information Policy”) which provides guidelines on the disclosure of material information and the protection of confidential information. The guidelines include the directive to disclose any material information in respect of the Company, whether favourable or unfavourable, to the public promptly via news release and to not engage in selective disclosure. All written and oral disclosure, including news releases, must be approved, before public disclosure, by the disclosure committee of the Company (or designated members thereof). Any news releases containing material information should also be approved by the Board. The Disclosure and Confidential Information Policy also establishes guidelines with respect to electronic communications, dealings with the investment community and forward-looking information. To prevent the inadvertent disclosure of confidential information, the Disclosure and Confidential Information Policy provides that Docebo personnel should not discuss the affairs of the Company with, or make information about the Company available to, outsiders and should take specific steps to preserve confidentiality where information is required to be disclosed to third parties. Diversity The Company is committed to fostering an open and inclusive workplace culture. The Company has a strong commitment to diversity and recognizes it as an important asset. The Company and its affiliates are firmly committed to providing equal opportunity in all aspects of employment. In furtherance of the Company’s commitment to diversity at the Board level, the Board has adopted a diversity policy (the “Diversity Policy”). The Diversity Policy emphasizes the Company’s belief in diversity and the potential for diversity in the composition of the Board and senior management of the Company, to advance the best interests of the Company. In this context, diversity may encompass a variety of dimensions (including, among other things, diversity in business experience, professional expertise, personal skills and perspectives, as well as gender, geography, age, race and ethnicity). The CNG Committee values and considers diversity as part of its overall annual evaluation of Board nominees for election or re-election, as well as candidates for management positions. Recommendations concerning Board nominees are, foremost, based on merit and performance, but diversity is taken into consideration, as it is beneficial that a diversity of backgrounds, views and experiences be present at the Board and management levels. The Diversity Policy does not specify a numerical target for women Directors on the Board, nor does the Company maintain a specific numerical target in making executive officer appointments. However, as specified in the Diversity Policy, the level of representation of women is considered by Docebo, the Board and the CNG Committee in the identification and nomination of Directors. As evidence of this, currently, two of our Board members are women, which represents 50% of the non-Intercap nominee directors, approximately 40% of the independent directors and approximately 29% of all directors. One of our executive officers is a woman, representing approximately 14% of all executive officers. The CNG Committee believes this composition is consistent with the Company’s commitment to diversity. The level of representation of women has been, and will continue to be, considered by the Company, the Board and the CNG Committee in the making of executive officer appointments. In searches for new executive officers, the CNG Committee will consider the level of female representation and diversity in management as one of several factors used in its search process. This will be achieved through continuously monitoring the level of female representation in senior management positions and, where appropriate, recruiting qualified female candidates as part of our overall recruitment and selection process to fill senior management positions, as the need arises, through vacancies, growth or otherwise. The CNG Committee will annually review the effectiveness of the Diversity Policy. The CNG Committee will solicit feedback from members of the Board and senior management with respect to the functioning of the policy, and implement any appropriate changes or new initiatives resulting from such feedback. Further, the CNG Committee will maintain a list of candidates considered or proposed by the CNG Committee as new Directors, and track the actual nomination and appointment of said nominees to the Board. At the time of each annual review, the CNG Committee will re-evaluate the appropriateness of adopting numerical targets.

- 50 - Conflicts of Interest Certain of our Directors and officers are associated with other companies or entities, which may give rise to conflicts of interest. In accordance with the OBCA, directors who have a material interest in any person who is a party to a material contract or proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract. In addition, the Directors are required to act honestly and in good faith with a view to the best interests of the Company. The Company’s Code of Ethics also prohibits conflicts of interest as a matter of policy, except as may be approved by the Board. The Audit Committee is responsible for reviewing the Company’s policies relating to the avoidance of conflicts of interest and monitoring conflicts of interest (real or perceived) of members of the Board and management in accordance with applicable law and the Code of Ethics. The Audit Committee is also responsible for reviewing and approving all payments to be made pursuant to any related party transactions of the Company involving executive officers and members of the Board as may be necessary or desirable. Committees of the Board The Board has established two committees: (i) the Audit Committee; and (ii) the CNG Committee. Audit Committee Our Audit Committee consists of a minimum of three and a maximum of five Directors, all of whom are persons determined by the Board to be both independent Directors and financially literate within the meaning of National Instrument 52-110 – Audit Committees. The Audit Committee is currently comprised of Steven E. Spooner, who acts as chair of this committee, William Anderson and Trisha Price. Mr. Spooner was previously the Chief Financial Officer of Mitel, a publicly listed issuer on the TSX and NASDAQ until it was acquired in 2018 and currently a director of Jamieson Wellness and E Inc., both TSX-listed companies. Mr. Anderson is currently the Chief Executive Officer of Resolver, a private company. Ms. Price is currently the Chief Product Officer at Pendo.io, a platform that combines in-app messaging with product analytics and user feedback. Each of the Audit Committee members has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. For additional details regarding the relevant education and experience of each member of the Audit Committee, see “Matters to be Considered at the Meeting – Election of Directors – About the Nominees”.

- 51 - The Board has adopted a written charter for the Audit Committee, which sets out the Audit Committee’s responsibilities. The Audit Committee assists the Board in fulfilling its oversight of, among other things:  the quality and integrity of the Company’s financial statements and related information;  the qualifications, independence, appointment and performance of the external auditor;  the accounting and financial reporting policies, practices and procedures of the Company and its subsidiaries and affiliates;  the Company’s risk management practices (including cyber security risk) and legal and regulatory compliance;  the Company’s policies relating to the avoidance of conflicts of interest and the payments to be made pursuant to any related party transactions of the Company involving executive officers and members of the Board;  management’s design, implementation and effective conduct of internal controls over financial reporting and disclosure controls and procedures;  the performance of the Company’s external auditor;  the performance of the Company’s internal controls; and  preparation of disclosures and reports required to be prepared by the Audit Committee by any law, regulation, rule or listing standard. It is the responsibility of the Audit Committee to maintain free and open means of communication between the Audit Committee, the external auditor and management of the Company. The Audit Committee has full access to the Company’s management and records and external auditor as necessary to carry out these responsibilities. The Audit Committee has the authority to carry out such special investigations as it sees fit in respect of any matters within its various roles and responsibilities. The Company shall provide appropriate funding, as determined by the Audit Committee, for the payment of compensation to the external auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Audit Committee. Compensation, Nominating and Governance Committee The CNG Committee consists of a minimum of three Directors, a majority of whom must be independent Directors within the meaning of NI 58-101 and is charged with overseeing executive compensation, management development and succession, director compensation and executive compensation disclosure. It also assists the Board in overseeing corporate governance, the composition of the Board and its committees, and the effectiveness of the Board, its committees and the Directors themselves. The CNG Committee is comprised of Jason Chapnik, who acts as chair the CNG Committee, Steve Spooner and Kristin Halpin Perry. For additional details regarding the Compensation, Nominating and Governance Committee, see “Compensation – Compensation Governance – Compensation, Nominating and Governance Committee”. Board Interlocks While the Board has not adopted a formal policy with respect to Board interlocks, the Charter of the Board of Directors provides that each member of the Board should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the member’s time and availability for his or her commitment to the Company, and that directors should advise the Chair of the Board and the Chief Executive Officer before accepting membership on other public company boards or any audit committee or other significant committee assignment on any other board.

- 52 - Currently, Jason Chapnik, Steve Spooner and James Merkur serve together on the board of E Inc. Additionally, Steve Spooner serves on the Audit Committee of E Inc. and Jason Chapnik and Steve Spooner serve on the Compensation, Nominating and Governance Committee of E Inc. The Board intends to consider interlocking memberships on a case-by-case basis and will consider recommendations from the CNG Committee with respect thereto. Succession Planning The Board is responsible for providing guidance and oversight on succession management processes for the Chief Executive Officer and other key executives. On an annual basis, the CNG Committee conducts a formal succession plan review with the Chief Executive Officer for the CEO position and other management positions that report directly to the CEO, which includes the identification of potential internal short-term and long-term replacements. As part of its mandate, the CNG Committee periodically reviews, with the Board, the succession plans relating to the position of the Chief Executive Officer and other senior positions. Additionally, management is regularly asked to work with the Board to assess and enhance talent within the organization with the goal of investing time and resources in the managerial capabilities of its existing and future leaders. Environmental, Social and Governance The Company understands that Environmental, Social and Governance (“ESG”) matters are becoming increasingly valued by its various stakeholders. The Company is committed to embedding these practices into its business model, which include: (i) complying with all applicable environmental laws and regulations; (ii) assessing sustainability- related risks and capturing value-added opportunities; (iii) actively supporting diversity and inclusion; (iv) aiming to provide safe and healthy environment for all employees; and (v) promoting a culture where all of the Company’s employees share the foregoing commitments. Oversight The Board is responsible for monitoring Docebo’s approach to ESG matters, including ensuring appropriate systems are in place to identify, track, and report our performance. Board oversight of ESG matters is captured in the Board’s mandate, which outlines the Board’s responsibilities related to its strategic plan, the identification and management of its risk exposure, oversight of management performance, and ensuring effective and adequate communication with Company stakeholders. Progress relative to the Company’s strategic plan is monitored throughout the year through detailed management updates provided at each Board meeting. Initiatives and Highlights The Company retained an experienced consultant to advise on ESG best practices. This work included an assessment of the ESG factors considered to be financially material to Docebo, and the completion of interviews with Company stakeholders. The Company is also developing an appropriate policy to further codify its commitment to ESG performance and transparency. Management of the Company released its inaugural ESG report (the “ESG Report”) in the second quarter of 2022. The ESG Report, which is aligned with the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-related Financial Disclosures (TCFD) frameworks, is currently available on the Company’s website. The ESG Report identified four key pillars to the Company’s ESG approach: (a) empowering our people, (b) maintaining integrity, (c) managing our footprint and (d) contributing to our communities. The ESG Report also established the Company’s ESG targets, which includes reducing emissions intense operations with a goal of ‘net zero’ emissions by 2030, ensuring that our ESG approach is aligned with TCFD and SASB guidelines, and assessing the establishment of linkages between ESG performance and compensation. Docebo will continue to use the ESG Report to build its strategic focus on sustainability and develop future sustainability efforts.

- 53 - Shareholder Engagement Management welcomes frequent dialogue with Shareholders. Management is committed to ensuring that if items of significant concern are raised by shareholders, these items are brought to the attention of the Board. In addition, management regularly engages with the investment community through: annual and quarterly reports, news releases, our website www.docebo.com, disclosure and regulatory documents filed on SEDAR at www.sedar.com; quarterly conference calls to review financial and operating results open to all investors, the investment community, analysts and media; attendance at investor-focused conferences; and are available to meet or set up calls, as requested, with Shareholders and potential Shareholders. In 2022, members of management and/or Board members attended investor- focused conferences and met with key shareholders to gain a better understanding of what matters to the shareholder base. Shareholders are welcome to contact the Company’s senior management team to discuss matters relating to the Company, and may also communicate directly with the independent members of the Board through the Chair by writing to: Mr. Jason Chapnik, Chair of the Board or Steve Spooner, Lead Director of the Board, Docebo Inc., 366 Adelaide St W, Toronto, Ontario, M5V 1R7. Risk Oversight The Board is responsible for identifying the principal risks of the Company’s business and ensuring these risks are being appropriately managed. The Board periodically discusses with management guidelines and policies with respect to risk assessment, risk management, and major strategic, financial and operational risk exposures, and the steps management has taken to monitor and control any exposure resulting from such risks. The Board relies on the Chief Executive Officer; Chief Financial Officer; President and Chief Operating Officer; Chief Product Officer; Chief Human Resources Officer and Chief Legal Officer to supervise day-to-day risk management, and management reports periodically to the Audit Committee and Board on risk management matters. A discussion of the primary risks facing the Company’s business is included in the AIF available on the Company’s profile on SEDAR at www.sedar.com. The Audit Committee has primary oversight of overall risk management, including cyber security and financial risks. In connection with this, the Audit Committee will consider and review annually with management and the Board, the Company’s cyber security risk exposure identified by management and the adequacy of the steps management has taken to monitor and mitigate such cyber security risks. The Audit Committee will continue to work with management and the Board to develop, modify and enhance the Company’s controls, processes and practices designed to protect its systems, computers, software, data and networks from attack, damage or unauthorized access. EQUITY INCENTIVE PLANS Omnibus Incentive Plan The material features of the Omnibus Incentive Plan are summarized below. The following discussion is qualified entirely by the full text of the Omnibus Incentive Plan. Shares Subject to the Omnibus Incentive Plan The Omnibus Incentive Plan is a “fixed” plan in that, subject to the adjustment provisions provided for therein (including a subdivision or consolidation of Shares), it will provide that the aggregate maximum number of Shares that may be issued upon the settlement of awards granted under the Omnibus Incentive Plan shall not exceed 2,845,420 Shares, representing approximately 10% of the Company’s issued and outstanding Shares as at the date of closing of the Canadian IPO. To the extent any awards under the Omnibus Incentive Plan are terminated or cancelled for any reason prior to exercise in full, the Shares subject to such awards (or any portion(s) thereof) shall be added back to the number of Shares reserved for issuance under the Omnibus Incentive Plan.

- 54 - Insider Participation Limit The Omnibus Incentive Plan provides that the aggregate number of Shares (a) issuable to insiders at any time (under all of the Company’s security-based compensation arrangements) cannot exceed 10% of the Company’s issued and outstanding Shares and (b) issued to insiders within any one-year period (under all of the Company’s security-based compensation arrangements) cannot exceed 10% of the Company’s issued and outstanding Shares. Furthermore, the Omnibus Incentive Plan provides that (a) the Company shall not make grants of awards to non- employee directors, if after giving effect to such grants of awards, the aggregate number of Shares issuable to non- employee directors, at the time of such grant under all of the Company’s security-based compensation arrangement, would exceed 1% of the issued and outstanding Shares on a non-diluted basis, and (b) within any one financial year of the Company, the aggregate fair market value on the date of grant of all awards granted to any one non-employee director under all of the Company’s security-based compensation arrangements shall not exceed $150,000, provided that such limits shall not apply to (i) awards taken in lieu of any cash retainer or other director fees, (ii) a one-time initial grant to a non-employee director upon such director joining the Board, and (iii) awards granted on or in connection with the Canadian IPO. Any Shares issued by the Company through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired company shall not reduce the number of Shares available for issuance pursuant to the exercise of awards granted under the Omnibus Incentive Plan. Administration of the Omnibus Incentive Plan The Plan Administrator (as defined in the Omnibus Incentive Plan) is determined by the Board, and is currently the CNG Committee, with all such determinations made by the Plan Administrator subject to the approval of the Board. The Omnibus Incentive Plan may in the future be administered by the Board itself or delegated to a committee of the Board. The Plan Administrator will determine which Directors, officers, consultants and employees are eligible to receive awards under the Omnibus Incentive Plan, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to the Company, the number of Shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the Shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Plan Administrator may determine. In addition, the Plan Administrator shall interpret the Omnibus Incentive Plan and may adopt administrative rules, regulations, procedures and guidelines governing the Omnibus Incentive Plan or any awards granted under the Omnibus Incentive Plan as it deems appropriate. Eligibility All Directors, officers, consultants and employees are eligible to participate in the Omnibus Incentive Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the Omnibus Incentive Plan will be determined in the discretion of the Plan Administrator. Types of Awards Awards of options, RSUs, PSUs and DSUs may be made under the Omnibus Incentive Plan. All of the awards described below will be subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the Omnibus Incentive Plan, and will generally be evidenced by an award agreement. In addition, subject to the limitations provided in the Omnibus Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or Shares issued pursuant to awards.

- 55 - Options An option entitles a holder thereof to purchase a prescribed number of treasury Shares at an exercise price set at the time of the grant. The Plan Administrator will establish the exercise price at the time each option is granted, which exercise price must in all cases be not less than the volume weighted average closing price of the Shares on the TSX for the five trading days immediately preceding the date of grant (the “Market Price”) on the date of grant. Subject to any accelerated termination as set forth in the Omnibus Incentive Plan, each option expires on its respective expiry date. The Plan Administrator will have the authority to determine the vesting terms applicable to grants of options. Once an option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the option, unless otherwise specified by the Plan Administrator, or as otherwise set forth in any written employment agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and the participant. The Plan Administrator will have the right to accelerate the date upon which any option becomes exercisable. The Plan Administrator may provide at the time of granting an option that the exercise of that option is subject to restrictions, in addition to those specified in the Omnibus Incentive Plan, such as vesting conditions relating to the attainment of specified performance goals. Unless otherwise specified by the Plan Administrator at the time of granting an option and set forth in the particular award agreement, an exercise notice must be accompanied by payment of the exercise price. A participant may, in lieu of exercising an option pursuant to an exercise notice, elect to surrender such option to the Company (a “Cashless Exercise”) in consideration for an amount from the Company equal to (i) the Market Price of the Shares issuable on the exercise of such option (or portion thereof) as of the date such option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the option (or portion thereof) surrendered relating to such Shares (the “In-the-Money Amount”) by written notice to the Company indicating the number of options such participant wishes to exercise using the Cashless Exercise, and such other information that the Company may require. Subject to the provisions of the Omnibus Incentive Plan, the Company will satisfy payment of the In-the-Money Amount by delivering to the participant such number of Shares having an aggregate fair market value equal to the In-the-Money Amount. Any options surrendered in connection with a Cashless Exercise will not be added back to the number of Shares reserved for issuance under the Omnibus Incentive Plan. Restricted Share Units A RSU is a unit equivalent in value to a Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Share (or the value thereof) for each RSU after a specified vesting period. The Plan Administrator may, from time to time, subject to the provisions of the Omnibus Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “RSU Service Year”). The number of RSUs (including fractional RSUs) granted at any particular time under the Omnibus Incentive Plan will be calculated by dividing (a) the amount of any bonus or similar payment that is to be paid in RSUs (including the elected amount, as applicable), as determined by the Plan Administrator, by (b) the greater of (i) the Market Price of a Share on the date of grant and (ii) such amount as determined by the Plan Administrator in its sole discretion. The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A of the Code, to the extent applicable. Upon settlement, holders will receive (a) one fully paid and non-assessable Share in respect of each vested RSU, (b) a cash payment or (c) a combination of Shares and cash, in each case as determined by the Plan Administrator. Any such cash payments made by the Company shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Share as at the settlement date. Subject to the provisions of the Omnibus Incentive Plan and except as otherwise provided in an award agreement, no settlement date for any RSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any RSU any later than the final business day of the third calendar year following the applicable RSU Service Year. Performance Share Units A PSU is a unit equivalent in value to a Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Share (or the value thereof) for each PSU after specific performance-based

- 56 - vesting criteria determined by the Plan Administrator, in its sole discretion, have been satisfied. The performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the termination of a participant’s employment and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable award agreement. The Plan Administrator may, from time to time, subject to the provisions of the Omnibus Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “PSU Service Year”). The Plan Administrator has the authority to determine any vesting terms applicable to the grant of PSUs. Upon settlement, holders will receive (a) one fully paid and non-assessable Share in respect of each vested PSU, (b) a cash payment, or (c) a combination of Shares and cash, in each case as determined by the Plan Administrator in its discretion. Any such cash payments made by the Company to a participant shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Share as at the settlement date. Subject to the provisions of the Omnibus Incentive Plan and except as otherwise provided in an award agreement, no settlement date for any PSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any PSU any later than the final business day of the third calendar year following the applicable PSU Service Year. Deferred Share Units A DSU is a unit equivalent in value to a Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Share (or, at the election of the holder and subject to the approval of the Plan Administrator the cash value thereof) for each DSU on a future date. The Board may fix from time to time a portion of the total compensation (including annual retainer) paid by the Company to a director in a calendar year for service on the Board (the “Director Fees”) that is to be payable in the form of DSUs. In addition, each director will be given, subject to the provisions of the Omnibus Incentive Plan, the right to elect to receive a portion of the cash Director Fees owing to them in the form of DSUs. Except as otherwise determined by the Plan Administrator, DSUs shall vest immediately upon grant or be subject to a one-year vesting. The number of DSUs (including fractional DSUs) granted at any particular time will be calculated by dividing (a) the amount of any bonus or similar payment that is to be paid in DSUs, as determined by the Plan Administrator, by (b) the Market Price of a Share on the date of grant. Upon settlement, holders will receive (a) one fully paid and non-assessable Share in respect of each vested DSU, or (b) at the election of the holder and subject to the approval of the Plan Administrator, a cash payment on the date of settlement. Any cash payments made under the Omnibus Incentive Plan by the Company to a participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Share as at the settlement date. Dividend Equivalents RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the record date for the payment of such dividend, by (b) the Market Value at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places. Black-out Periods If an award expires during, or within five business days after, a routine or special trading black-out period imposed by the Company to restrict trades in the Company’s securities, then, notwithstanding any other provision of the Omnibus Incentive Plan, unless the delayed expiration would result in negative tax consequences to the holder of the award, the award shall expire ten business days after the trading black-out period is lifted by the Company. Term While the Omnibus Incentive Plan will not stipulate a specific term for awards granted thereunder, shareholder approval shall be required to permit an award to be exercisable beyond 10 years from its date of grant, except where

- 57 - an expiry date would have fallen within a blackout period of the Company. All awards must vest and settle in accordance with the provisions of the Omnibus Incentive Plan and any applicable award agreement, which award agreement may include an expiry date for a specific award. Termination of Employment or Services The following table describes the impact of certain events upon the participants under the Omnibus Incentive Plan, including termination for cause, resignation, termination without cause, disability, death or retirement, subject, in each case, to the terms of a participant’s applicable employment agreement, award agreement or other written agreement and subject to applicable employment standards legislation or regulations applicable to the participant’s employment or other engagement with the Company or any of its subsidiaries: Event Provisions Termination for Cause; Resignation; and Termination without Cause  Any unvested awards held that have not been exercised, settled or surrendered as of the Termination Date (as defined in the Omnibus Incentive Plan) shall be immediately forfeited and cancelled.  Any vested awards may be exercised, settled or surrendered to the Company by the participant at any time during the period that terminates on the earlier of: (a) the expiry date of such award, and (b) the date that is 90 days after the Termination Date, with any award that has not been exercised, settled or surrendered at the end of such period being immediately forfeited and cancelled. Disability  Any award held by the participant that has not vested as of the date of the Disability (as defined in the Omnibus Incentive Plan) of such participant but is scheduled to vest within the next year shall vest on such date and may be exercised or surrendered to the Company by the participant at any time until the expiry date of such award. All other unvested awards shall be immediately forfeited and cancelled. Death  Any award held by the participant that has not vested as of the date of the death of such participant but is scheduled to vest within the next year shall vest on such date and may be exercised, settled or surrendered to the Company by the participant at any time during the period that terminates on the earlier of: (a) the expiry date of such award, and (b) the first anniversary of the date of the death of such participant, with any award that has not been exercised, settled or surrendered at the end of such period being immediately forfeited and cancelled. All other unvested awards shall be immediately forfeited and cancelled. Change in Control Under the Omnibus Incentive Plan, except as may be set forth in an employment agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and a participant: (a) If within 12 months following the completion of a transaction resulting in a Change in Control (as defined below), a participant’s employment is terminated without Cause (as defined in the Omnibus Incentive Plan), without any action by the Plan Administrator: (i) any unvested awards held by the participant that have not been exercised, settled or surrendered as of the Termination Date shall immediately vest; and (ii) any vested awards may be exercised, settled or surrendered to the Company by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such award; and (B) the date that is 90 days after the Termination Date, with any award that has not been exercised, settled or surrendered at the end of such period being immediately forfeited and cancelled. (b) Unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Shares will cease trading on the TSX, the Company may terminate all of the awards, other than an

- 58 - option held by a participant that is a resident of Canada for the purposes of the Tax Act, granted under the Omnibus Incentive Plan at the time of, and subject to the completion of, the Change in Control transaction by paying to each holder an amount equal to the fair market value of his or her respective award (as determined by the Plan Administrator, acting reasonably) at or within a reasonable period of time following completion of such Change in Control transaction. Subject to certain exceptions (including with respect to transactions with affiliates and Intercap), a “Change in Control” includes (a) any transaction pursuant to which a person or group acquires more than 50% of the outstanding Shares, (b) the sale of all or substantially all of the Company’s assets, (c) the dissolution or liquidation of the Company, (d) the acquisition of the Company via consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise, or (e) individuals who comprise the Board at the last annual meeting of shareholders (the “Incumbent Board”) cease to constitute at least a majority of the Board, unless the election, or nomination for election by the shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, in which case such new director shall be considered as a member of the Incumbent Board. Non-Transferability of Awards Unless otherwise provided by the Plan Administrator, and except to the extent that certain rights may pass to a beneficiary or legal representative upon the death of a participant by will or as required by law, no assignment or transfer of awards granted under the Omnibus Incentive Plan, whether voluntary, involuntary, by operation of law or otherwise, is permitted. Amendments to the Omnibus Incentive Plan The Plan Administrator may from time to time, without notice and without approval of the holders of voting shares, amend, modify, change, suspend or terminate the Omnibus Incentive Plan or any awards granted pursuant thereto as it, in its discretion, determines appropriate, provided that (a) no such amendment, modification, change, suspension or termination of the Omnibus Incentive Plan or any award granted pursuant thereto may materially impair any rights of a participant or materially increase any obligations of a participant under the Omnibus Incentive Plan without the consent of such participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements, and (b) any amendment that would cause an award held by a U.S. Taxpayer (as such term is defined in the Omnibus Incentive Plan) to be subject to the additional tax penalty under Section 409A(1)(b)(i)(II) of the Code shall be null and void ab initio. Notwithstanding the above, and subject to the rules of the TSX (which requires approval of disinterested shareholders), the approval of shareholders is required to effect any of the following amendments to the Omnibus Incentive Plan: (a) increasing the number of Shares reserved for issuance under the Omnibus Incentive Plan, except pursuant to the provisions in the Omnibus Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital; (b) increasing or removing the 10% limits on Shares issuable or issued to insiders; (c) reducing the exercise price of an option award (for this purpose, a cancellation or termination of an award of a participant prior to its expiry date for the purpose of reissuing an award to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an award) except pursuant to the provisions in the Omnibus Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital; (d) extending the term of an option award beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the participant or within five business days following the expiry of such a blackout period);

- 59 - (e) permitting an option award to be exercisable beyond 10 years from its date of grant (except where an expiry date would have fallen within a blackout period); (f) increasing or removing the limits on the participation of non-employee directors; (g) permitting awards to be transferred to a person; (h) changing the eligible participants; and (i) deleting or otherwise limiting the amendments which require approval of the shareholders. Except for the items listed above, amendments to the Omnibus Incentive Plan will not require shareholder approval. Such amendments include (but are not limited to): (a) amending the general vesting provisions of an award, (b) amending the provisions for early termination of awards in connection with a termination of employment or service, (c) adding covenants of the Company for the protection of the participants, (d) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides, and (e) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error. Anti-Hedging Policy Participants are restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of awards granted to them. Legacy Option Plan Prior to the Canadian IPO which closed on October 8, 2019, we granted options to acquire Shares to certain executive officers, employees and consultants under the Legacy Option Plan. The Board is responsible for administering the Legacy Option Plan and may delegate its responsibility thereunder. The following discussion is qualified entirely by the full text of the Legacy Option Plan. No additional options will be granted under the Legacy Option Plan. The Legacy Option Plan allows for the grant of options to any full time employee and consultant of the Company or any of its affiliates, including, but not limited to, the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, President and Chief Revenue Officer, certain Vice Presidents and other employees as designated from time to time by the Board. Pursuant to the Legacy Option Plan, the Board has the authority to determine the individuals to whom options may be granted and to grant options in such amounts and, subject to the provisions of the Legacy Option Plans, on such terms and conditions as it determines including: (i) the time or times at which options may be granted, (ii) the exercise price, (iii) the time or times when each option becomes exercisable and the duration of the exercise period (provided however that the exercise period may not exceed seven years), (iv) whether restrictions or limitations are to be imposed on the shares underlying options and the nature of such restrictions or limitations and (v) any acceleration of exercisability or waiver of termination regarding any option. There are 822,468 options outstanding under the Legacy Option Plan. Unless otherwise specified by the Board, in its sole discretion, an option granted under the Legacy Option Plan expires and terminates on the earliest of (i) the date of expiration specified in the option grant letter or resolution of the Board granting such option, as applicable, being not more than seven years after the date of grant; (ii) immediately upon termination for cause of the option holder’s employment with the Company or any of its affiliates, as applicable; and (iii) sixty days after the option holder is no longer eligible to participate in the Legacy Option Plan, including by reason of retirement, permanent disability or death. Unless otherwise determined by the Board, options granted under the Legacy Option Plan shall vest in equal instalments over five years: one-fifth on the date that is one year after the date of grant of the options and an additional one-fifth (calculated to the nearest full share) on each of the following four anniversaries of the date of the first anniversary of the grant date.

- 60 - Triggering Events; Change of Control The Legacy Option Plan provides that certain events, including termination for cause, termination without cause, retirement, disability or death, may trigger forfeiture or reduce the vesting period, where applicable, of the option, subject to the terms of the participant’s agreement. Our Board may, in its discretion, at any time prior to or following such events, permit the exercise of any or all options held by the participant in the manner and on the terms authorized by the Board. The Legacy Option Plan also provides that, in connection with a subdivision or consolidation of our shares or any other capital reorganization, our Board may make certain adjustments to outstanding options and authorize such steps to be taken as may be equitable and appropriate to that end. In the event of an amalgamation, combination, plan of arrangement, merger or other reorganization, including by sale or lease of assets or otherwise, our Board may also make certain adjustments to outstanding options and authorize such steps to be taken as may be equitable and appropriate to that end. In the event of certain change of control transactions, our Board may (i) accelerate the vesting of any or all outstanding options and provide that such options are fully vested and conditionally exercisable upon (or prior to) the completion of the transaction or some other time as the Board may so direct, (ii) terminate any outstanding vested options, or (iii) to the extent that a change of control would also result in a capital reorganization, arrangement, amalgamation, exchange of shares or reclassification of the share capital of the Company and the Board does not decide to accelerate the vesting of the options, take such steps as are necessary or desirable to cause or ensure that, upon completion of the proposed transaction, the number and kind of shares subject to outstanding options and/or the exercise price per share of options shall be appropriately adjusted in such a manner as the Board, in its sole discretion, considers equitable to prevent substantial dilution or enlargement of the rights granted to the participants. Amendments and Termination Subject to the approval of any regulatory authorities having jurisdiction over the affairs of the Company, our Board may, without notice, at any time from time to time, amend, revise or terminate the Legacy Option Plan or any provisions hereof in such respects as it, in its sole discretion, determines appropriate, except that it may not without the consent of the participants (or the representatives of his or her estate) materially adversely affect a participant’s rights and obligations under any option granted under the Legacy Option Plan. Employee Share Purchase Plan The Company’s global ESPP dated effective May 11, 2020, as amended, was approved by Shareholders at the Company’s annual and special meeting held on July 21, 2020. The Company has reserved for issuance 570,000 Shares under the ESPP, representing approximately 1.73% of the issued and outstanding Shares as of December 31, 2022. The ESPP is designed to encourage employee share ownership by providing eligible employees with an opportunity to purchase Shares through voluntary payroll deductions, so as to encourage a proprietary interest in the operation, growth and development of Docebo. The first offering period began on January 15, 2021 and ended on July 15, 2021. The material features of the ESPP are summarized below. The summary does not purport to be a complete description of all of the provisions of the ESPP and this discussion is qualified entirely by the full text of the ESPP. Administration of the ESPP The ESPP is administered by the Board, which may delegate its authority to a duly authorized committee of the Board (the “ESPP Plan Administrator”). Eligibility All employees of Docebo and certain of Docebo’s subsidiaries, including officers and directors who are also employees of the Company, whose regularly scheduled work week consists of at least 20 hours and who have completed three consecutive months of employment are eligible to participate in the ESPP.

- 61 - Participation An eligible employee may elect to participate in the ESPP by authorizing payroll deductions in an amount between 1% and 15% of his or her eligible compensation to be contributed to the ESPP. Such contributions are used to purchase Shares at the end of each offering period. Eligible employees may not purchase shares under the ESPP which exceed a fair market value (determined by reference to the closing price of the Shares on the TSX) of US$25,000 at the time the purchase rights are granted per calendar year. Shares may be purchased under the ESPP for 85% of the fair market value of the Shares (determined by reference to the closing price of the Shares on the TSX) on the purchase date. Each offering period is six months in duration, commencing on January 15 and July 15 of each year. Insider Participation Limits The participation of insiders of the Company is limited under the ESPP such that (i) the number of Shares issuable to reporting insiders of the Company pursuant to the ESPP and any other security-based compensation arrangement of the Company cannot exceed, at any time, 10% of the Company’s issued and outstanding Shares, and (ii) the number of Shares issued to reporting insiders of the Company pursuant to the ESPP and any other security-based compensation arrangement of the Company cannot exceed, within any one year period, 10% of the Company’s issued and outstanding Shares. The ESPP prohibits purchases under the ESPP by employees of certain designated subsidiaries who are taxpayers and who, after giving effect to such purchases, would own, directly or indirectly, common shares possessing 5% or more of the total combined voting power or value of all the classes of the capital shares of the Company or of and parent, as defined in Section 424(e) of the United States Internal Revenue Code of 1986, as amended (the “Code”), or any subsidiary, of the Company as defined in Section 424(f) of the Code. Non-Transferability Share purchase benefits and employee contributions may not be assigned, transferred, pledged or hypothecated in any way. Shares purchased in connection with the ESPP may not be sold, transferred, assigned, pledged, or hypothecated for a minimum of 12 months following the date of purchase (the “Holding Period”). Subject to the ESPP Plan Administrator’s discretion, the Holding Period shall continue unaffected in the event that (a) a participant’s participation in the ESPP ceases as a result of such participant’s termination of employment, death, transfer to status other than an Eligible Employee (as defined in the ESPP), transfer to an Excluded Affiliate (as defined in the ESPP) or a change in the designation of a participant’s employer to an Excluded Affiliate and (b) the ESPP is terminated in accordance with its the terms. Amendments and Termination The ESPP Plan Administrator may from time to time, without notice and without approval of the holders of voting shares, amend, modify, change, suspend or terminate the ESPP in whole or in part, subject to any regulatory or TSX approval that may be required and provided that the ESPP may not be amended in any way that would (a) cause rights issued under the ESPP in respect of 423 Component Eligible Employees (as defined in the ESPP) to fail to meet the requirements for employee share purchase plans as defined in Section 423 of the Code or any successor thereto, including, without limitation, Shareholder approval if required; or (b) deprive a participant of any benefits that have accrued to the date of termination or which would cause or permit any Shares or employee contributions held pursuant to the ESPP to revert to or become the property of the Company (other than pursuant to the existing termination provisions). Notwithstanding the above, and subject to the rules of the TSX (which requires approval of disinterested shareholders), the approval of shareholders is required to effect any of the following amendments to the ESPP:  increasing the number of Shares reserved for issuance under the ESPP, except pursuant to provisions of the ESPP that permit the ESPP Plan Administrator to make equitable adjustments in the event of certain transactions affecting the Company or its capital;  removing or exceeding the 10% limits on Shares issuable or issued to insiders;

- 62 -  increasing the 85% discount to the fair market value of the Shares which can be purchased under the ESPP;  permitting any interest in the Share purchase benefits or the employee contributions under the ESPP to be transferable or assignable; and  deleting or otherwise reducing the range of amendments which require approval of the shareholders. Except for the items listed above, amendments to the ESPP will not require shareholder approval. Such amendments include (but are not limited to): (a) amending the holding, payment or withdrawal provisions of the ESPP or any Shares purchased pursuant to the ESPP, as applicable, (b) amending the provisions to permit participation in the ESPP by employees who are employed by certain of Docebo’s subsidiaries and who are employed or reside outside of the United States, Canada, Italy and the United Kingdom, (c) changing the length or frequency of the offering periods, (d) amending provisions to achieve tax, securities law and other compliance objectives in particular jurisdictions, which may include (but with respect to the Code Section 423 Component (as defined in the ESPP), only to the extent permitted by Section 423 of the Code and regulations thereunder), granting options to participants who are citizens or residents of a non- jurisdiction that are less favorable than the terms of purchase rights generally granted under the ESPP to employees resident in the United States; and (e) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error. Termination of Participation A participant may withdraw from participation in the ESPP at any time. Participation in the ESPP will terminate on a participant’s termination of employment, death, transfer to status other than an eligible employee, transfer to an excluded subsidiary or a change in the designation of a participant’s employer to an excluded subsidiary. Any employee contributions will be refunded within 30 days to the former participant or to his or her estate. The commencement of an approved leave of absence is not deemed a termination of employment until the later of (i) 90 days after the commencement of an approved leave of absence, and (ii) the earlier of the date that the participant’s approved leave of absence ends and the date the participant no longer has a statutory or contractual right to re- employment. Change in Control In the event of a Change in Control (as defined in the ESPP), appropriate adjustments shall be made to give effect thereto on an equitable basis in terms of issuance of shares of the Surviving Entity (as defined in the ESPP) or successor resulting from the Change in Control. If such Surviving Entity or Parent Entity (as defined in the ESPP) refuses to continue or assume outstanding purchase rights under the ESPP, or issue substitute rights for such outstanding rights, then the ESPP Plan Administrator may, in its discretion, either terminate the ESPP or shorten the offering period then in progress by setting a new purchase date for a specified date before the date of the consummation of the Change in Control. In the event of a change in the purchase date, each participant shall be notified in writing, prior to any new purchase date, that the purchase date for the existing offering period has been changed to the new purchase date and that the participant’s right to acquire Shares will be exercised automatically on the new purchase date unless prior to such date the participant’s employment has been terminated or the participant has withdrawn from the ESPP. In the event of a dissolution or liquidation of the Company, any offering period then in progress will terminate immediately prior to the consummation of such action, unless otherwise provided by the Board. Burn Rate The following table sets forth the annual burn rate, calculated in accordance with the rules of the TSX, in respect of the Omnibus Incentive Plan for the two most recently completed financial years since its adoption in 2019: Plan 2021 2022 Number of securities (including options) granted under the Omnibus Incentive Plan 212,338 305,943

- 63 - Plan 2021 2022 Number of options granted under the Omnibus Incentive Plan 150,235 175,892 Weighted average of outstanding Shares 32,867,801 33,067,716 Annual Burn Rate(1) 0.65% 0.93% _______________ Notes: (1) The annual burn rate is calculated as follows and expressed as a percentage: number of securities (including options) granted under the specific plan during the applicable fiscal year / weighted average number of securities (including options) outstanding for the applicable fiscal year. DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION Overview The Company has obtained directors’ and officers’ liability insurance policies, which cover indemnification of Directors and officers of the Company in certain circumstances. Under this insurance coverage, we will be reimbursed for insured claims where payments have been made under indemnity provisions on behalf of our and our subsidiaries’ directors and officers, subject to a deductible for each loss, which will be paid by us. Our individual Directors and officers will also be reimbursed for insured claims arising during the performance of their duties for which they are not indemnified by us. Excluded from insurance coverage are illegal acts, acts which result in personal profit and certain other acts. In addition, the Company has entered into indemnification agreements with each of its Directors and officers for liabilities and costs in respect of any action or suit against them in connection with the execution of their duties, subject to customary limitations prescribed by applicable law. Insurance Policies In 2022, the Company purchased a US$40,000,000 (subject to certain coverage extensions) directors and officers liability insurance policy (“D&O Policy”) with an annual premium of US$1,527,000 plus applicable taxes for the Directors and officers of the Company, as a group. The D&O Policy has deductibles ranging from nil to US$10,000,000, depending on the type of claim being made. INDEBTEDNESS OF DIRECTORS AND OFFICERS As of the date hereof, none of the Directors, executive officers, employees, former Directors, former executive officers or former employees of the Company or any of its subsidiaries, and none of their respective associates, is indebted to the Company or any of its subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by the Company or any of its subsidiaries. Purpose Aggregate Indebtedness To Another Entity Share Purchases - - Other - - INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON To the knowledge of the Directors and executive officers of the Company, other than the election of Directors, none of the Directors or executive officers of the Company who have been a Director or executive officer at any time since the beginning of the Company’s last financial year, none of the proposed nominees for election as Directors of the Company, and no associate or affiliate of any of the foregoing, have any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

- 64 - INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS Other than as described elsewhere in this Information Circular and in the AIF under the heading “Interests of Management and Others in Material Transactions”, available on the Company’s profile on SEDAR at www.sedar.com, to the knowledge of the Directors of the Company, no informed person (as defined in NI 51-102) of the Company, no proposed Director of the Company and no known associate or affiliate of any such informed person or proposed Director, during the year ended December 31, 2022, has or has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction which has or would materially affect the Company or any of its subsidiaries. OTHER BUSINESS The Directors are not aware of any matters intended to come before the Meeting other than those items of business set forth in the Notice of Meeting accompanying this Information Circular. If any other matters properly come before the Meeting, it is the intention of the persons named in the Form of Proxy to vote in respect of those matters in accordance with their judgment. ADDITIONAL INFORMATION Financial information is provided in the Company’s comparative financial statements and the Company’s MD&A for the year ended December 31, 2022. Copies of the Meeting Materials, including the Company’s financial statements for the year ended December 31, 2022, together with the auditors’ report thereon, the MD&A, the AIF and this Information Circular, are available upon written request to the Company (at Docebo Inc., 366 Adelaide St W, Toronto, Ontario, M5V 1R7, Attention: Sukaran Mehta, Chief Financial Officer). The Company may require payment of a reasonable charge if the request is made by a person who is not a Shareholder. These documents and additional information relating to the Company may also be found on the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.docebo.com. APPROVAL OF DIRECTORS The Circular has been sent to each member of the Board, each shareholder entitled to notice of the Meeting in the manner described in this Information Circular and to KPMG, as the Company’s auditor. The contents and the sending of this Information Circular to the Shareholders have been approved by the Board of Directors. BY ORDER OF THE BOARD OF DIRECTORS Dated: April 10, 2023 “Jason Chapnik” Chair of the Board of Directors Docebo Inc.

A-1 SCHEDULE A CHARTER OF THE BOARD OF DIRECTORS See attached.

A-2 DOCEBO INC. CHARTER OF THE BOARD OF DIRECTORS (the “Charter”) 1. Purpose The purpose of this Charter is to set out the mandate and responsibilities of the board of directors (the “Board”) of Docebo Inc. (the “Company”). By approving this Charter, the Board confirms its responsibility for the stewardship of the Company and its affairs. This stewardship function includes responsibility for the matters set out in this Charter. The responsibilities of the Board described herein are pursuant to, and subject to, the provisions of applicable statutes and the constating documents of the Company and do not impose any additional responsibilities or liabilities on the directors at law or otherwise. 2. Composition The Board shall be constituted with a majority of individuals who qualify as “independent” as defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), provided, however, that if at any time a majority of the directors are not independent because of the death, resignation, bankruptcy, adjudicated incompetence, removal or change in circumstance of any director who was an independent director within the meaning of NI 58-101, this requirement shall not be applicable for a period of 60 days thereafter, during which time the remaining directors shall appoint a sufficient number of directors who qualify as “independent” to comply with this requirement. Pursuant to NI 58-101, an independent director is one who is free from any direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with a director’s independent judgment. If at any point the Chair of the Board is not independent, the Board shall also appoint one member as a lead independent director, which lead independent director shall have the duties and responsibilities set out in the Position Description for the Lead Independent Director. 3. Limitation on Duties The Board shall discharge its responsibilities and shall assess the information provided by the Company’s management and any external advisors, including the external auditor, in accordance with its business judgment. Directors are entitled to rely, absent knowledge to the contrary, on the integrity of the persons from whom they receive information and the accuracy and completeness of the information provided. Nothing in this Charter is intended or may be construed as to impose on any director a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law. 4. Responsibilities of the Board of directors The Board is responsible for the stewardship and oversight of the Company and in that regard shall be specifically responsible for: (a) participating in the development of and approving a strategic plan for the Company; (b) supervising the activities and managing the investments and affairs of the Company; (c) approving the Company’s annual operating and capital budgets; (d) approving major decisions regarding the Company; (e) defining the roles and responsibilities of management; (f) reviewing and approving the business and investment objectives to be met by management;

A-3 (g) assessing the performance of and overseeing management; (h) issuing securities of the Company for such consideration as the Board may deem appropriate, subject to applicable law; (i) reviewing the Company’s debt strategy; (j) identifying and managing risk exposure; (k) ensuring the integrity and adequacy of the Company’s internal controls and management information systems; (l) succession planning; (m) establishing committees of the Board, where required or prudent, and defining their mandate; (n) establishing and maintaining procedures and policies to ascertain director independence; (o) maintaining records and providing reports to shareholders; (p) ensuring effective and adequate communication with shareholders, other stakeholders and the public; (q) determining the amount and timing of dividends to shareholders; and (r) providing general guidance and oversight to the Company regarding corporate governance, including the Company’s environmental, social and governance programs. It is recognized that every director in exercising powers and discharging duties must act honestly and in good faith with a view to the best interest of the Company. Directors must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In this regard, they will comply with their duties of honesty, loyalty, care, diligence, skill and prudence. In addition, directors are expected to carry out their duties in accordance with policies and regulations adopted by the Board from time to time. It is expected that management will co-operate in all ways to facilitate compliance by the Board with its legal duties by causing the Company and its subsidiaries to take such actions as may be necessary in that regard and by promptly reporting any data or information to the Board that may affect such compliance. 5. Expectations of Directors The Board has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the proper conduct of the Board. (a) Commitment and Attendance. All directors are expected to maintain a high attendance record at meetings of the Board and the committees of which they are members. Attendance by telephone or video conference may be used to facilitate a director’s attendance. (b) Preparation for Meetings. All directors are expected to review the materials circulated in advance of meetings of the Board and its committees and should arrive prepared to discuss the issues presented. Directors are encouraged to contact the Chair of the Board (the “Committees”), the Chief Executive Officer and any other appropriate executive officer(s) of the Company to ask questions and discuss agenda items prior to meetings. (c) Participation in Meetings. Each director is expected to be sufficiently knowledgeable of the business of the Company, including its financial statements, and the risks it faces, to ensure active

A-4 and effective, and candid and forthright participation in the deliberations of the Board and of each committee on which he or she serves. (d) Loyalty and Ethics. In their roles as directors, all members of the Board owe a duty of loyalty to the Company. This duty of loyalty mandates that the best interests of the Company take precedence over any other interest possessed by a director. Directors are expected to conduct themselves in accordance with the Company’s Code of Business Conduct and Ethics. (e) Other Board Memberships and Significant Activities. The Company values the experience directors bring from other boards on which they serve and other activities in which they participate but recognizes that those boards and activities also may present demands on a director’s time and availability and may present conflicts or legal issues, including independence issues. Each member of the Board should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the member’s time and availability for his or her commitment to the Company. Directors should advise the Chair and the Chief Executive Officer before accepting membership on other public company boards or any audit committee or other significant committee assignment on any other board, or establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the member’s relationship to the Company. (f) Personal Conduct. Directors are expected to: (i) exhibit high standards of personal integrity, honesty and loyalty to the Company; (ii) project a positive image of the Company to news media, the financial community, governments and their agencies, shareholders and employees; (iii) be willing to contribute extra efforts, from time to time, as may be necessary including, among other things, being willing to serve on committees of the Board; and (iv) disclose any potential conflict of interest that may arise with the affairs or business of the Company and, generally, avoid entering into situations where such conflicts could arise or could reasonably be perceived to arise. (g) Confidentiality. The proceedings and deliberations of the Board and its committees are confidential. Each member of the Board will maintain the confidentiality of information received in connection with his or her service as a director. 6. Meetings The Board will meet not less than four times per year: three meetings to review quarterly results and one meeting prior to the issuance of the annual financial results of the Company. The Board shall meet periodically without management present to ensure that the Board functions independently of management. If the Chair is not present at the meeting, the lead independent director will chair the meeting. At each Board meeting, unless otherwise determined by the Board, an in-camera meeting of independent directors will take place, which session will be chaired by the Chair of the Board (or the lead independent director if the Chair is not present). In discharging its mandate, the Board and any committee of the Board will have the authority to retain and receive advice from outside financial, legal or other advisors (at the cost of the Company) as the Board or any such committee determines to be necessary to permit it to carry out its duties. The Board appreciates having certain members of senior management attend each Board meeting to provide information and opinion to assist the directors in their deliberations. Management attendees who are not Board members will be excused for any agenda items which are reserved for discussion among directors only. 7. Board Meeting Agendas and Information The Chair, in consultation with management, will develop the agenda for each Board meeting. Agendas will be distributed to the directors before each meeting, and all directors shall be free to suggest additions to the agenda in advance of the meeting. Whenever practicable, information and reports pertaining to Board meeting agenda items will be circulated to the directors in advance of the meeting. Reports may be presented during the meeting by members of the Board, management and/or staff, or by invited outside advisors. It is recognized that under some circumstances, due to the

A-5 confidential nature of matters to be discussed at a meeting, it will not be prudent or appropriate to distribute written materials in advance. 8. Measures for Receiving Shareholder Feedback All publicly disseminated materials of the Company shall provide for a mechanism for feedback of shareholders. 9. Telephone Board Meetings A director may participate in a meeting of the directors or in a committee meeting by means of telephone, electronic or such other communications facilities as permit all persons participating in the meeting to communicate with each other and a director participating in such a meeting by such means is deemed to be present at the meeting. While it is the intent of the Board to follow an agreed meeting schedule as closely as possible, it is felt that, from time to time, with respect to time sensitive matters telephone board meetings may be required to be called in order for directors to be in a position to better fulfill their legal obligations. Alternatively, management may request the directors to approve certain matters by unanimous written consent. 10. Expectations of and Access to Management Management shall be required to report to the Board at the request of the Board on the performance of the Company, new and proposed initiatives, the Company’s business and investments, management concerns and any other matter the Board or its Chair may deem appropriate. In addition, the Board expects management to promptly report to the Chair any significant developments, changes, transactions or proposals respecting the Company or its subsidiaries. All members of the Board should be free to contact management at any time to discuss any aspect of the Company’s business. Directors should use their judgement to ensure that any such contact is not disruptive to the operations of the Company. The Board expects that there will be frequent opportunities for members of the Board to meet with management in meetings of the Board and committees, or in other formal or informal settings. 11. Access to Outside Advisors. The Board may, in its sole discretion, retain and obtain the advice and assistance of such advisors as it deems necessary to fulfil its duties and responsibilities under this Charter. The Board may set the compensation and oversee the work of such advisors to be paid by the Company. 12. Communications Policy The Board shall approve the content of the Company’s major communications to shareholders and the investing public including any Annual Report, Management Information Circular, Annual Information Form and any prospectuses which may be issued. The Audit Committee shall review and recommend to the Board the approval of the quarterly and annual financial statements (including the Management Discussion & Analysis) and press releases relating to financial matters. The Board also has responsibility for monitoring all of the Company’s external communications. However, the Board believes that it is generally the function of management to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public. The Board will appoint an independent, non-executive director to be available to shareholders with concerns should communications with management fail to resolve the issue or such contact is inappropriate. The Board shall have responsibility for reviewing the Company’s policies and practices with respect to disclosure of financial and other information including insider reporting and trading. The Board shall approve and monitor the disclosure policies designed to assist the Company in meeting its objective of providing timely, consistent and credible dissemination of information, consistent with disclosure requirements under applicable securities law. The Board shall review the Company’s policies relating to communication and disclosure on an annual basis. 13. Internal Control and Management Information Systems The Board has responsibility for the integrity of the Company’s internal control and management information systems. All material matters relating to the Company and its business require the prior approval of the Board, subject to the

A-6 Board’s ability to delegate such matters to, among others, the Company’s Audit Committee, Investment Committee, Compensation, Governance and Nominating Committee, Disclosure Committee and management. Management is authorized to act, without Board approval, on all ordinary course matters relating to the Company’s business subject to any management authority guidelines adopted by the Board. The Audit Committee has responsibility for ensuring internal controls are appropriately designed, implemented and monitored and for ensuring that management’s financial reporting is complete and accurate, even though management may be charged with developing and implementing the necessary procedures. 14. Delegation of Powers The directors may establish one or more committees and may delegate to such committees any of the powers of the Board. The directors may also delegate powers to manage the business and affairs of the Company to such of the officers of the Company as they, in their sole and absolute discretion, may deem necessary or desirable to appoint, and define the scope of and manner in which such powers will be exercised by such persons as they may deem appropriate. The Board retains responsibility for oversight of any matters delegated to any director(s) or any committee of the Board, to management or to other persons. 15. Board Effectiveness The Board shall review and, if determined appropriate, approve the recommendations of the applicable committee of the Board, if any, concerning formal position descriptions for the Chair, and for each committee of the Board, and for the Chief Executive Officer, provided that in approving a position description for the Chief Executive Officer, the Board shall consider the input of the Chief Executive Officer and shall develop and approve corporate goals and objectives that the Chief Executive Officer is responsible for meeting (which may include goals and objectives relevant to the Chief Executive Officer’s compensation, as recommended by the applicable committee of the Board, if any). The Board shall review and, if determined appropriate, adopt a process recommended by the applicable committee of the Board, if any, for reviewing the performance and effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors on an annual basis. 16. Education and Training The Board will provide newly elected directors with an orientation program to educate them on the Company, their roles and responsibilities on the Board or Committees, as well as the Company’s internal controls, financial reporting and accounting practices. In addition, directors will, from time to time, as required, receive: (a) training to increase their skills and abilities, as it relates to their duties and their responsibilities on the Board; and (b) continuing education about the Company to maintain a current understanding of the Company’s business, including its operations, internal controls, financial reporting and accounting practices. 17. No Rights Created This Charter is a broad policy statement and is attended to be part of the Board’s flexible governance framework. While this Charter should comply with all applicable law and the Company’s constating documents, this Charter does not create any legally binding obligations on the Board, any Committee, any director or the Company.

B-1 SCHEDULE B EQUIPMENT REQUIREMENTS / LOGIN INSTRUCTIONS See attached.

TSX TRUST

Virtual Meeting Guide 1/2

Issuer Name	
DOCEBO INC.	
Meeting Date	**Time**
TUESDAY, JUNE 13, 2023	9:00AM ET

This year we will be conducting a virtual meeting, giving you the opportunity to attend the meeting online, using your smartphone, tablet or computer.

You will be able to view a live webcast of the Meeting, ask questions and submit your votes in real time (where applicable).

APPOINTING SOMEONE TO BE YOUR PROXYHOLDER
An additional step is required, if you appoint someone to be your proxy, other than the individual(s) named on the form of proxy or voting instruction form, you or your proxy will be required to register with TSX Trust to receive a **Meeting Access Number**, in order to participate at the Meeting. To Register, please go the URL below.

NON-REGISTERED HOLDERS, holding securities through a broker or financial institution, should carefully follow the instructions set out on the voting instruction form and in the information circular. Please note that only registered securityholders and proxyholders are permitted to vote at the meeting. A non-registered securityholder wishing to vote at the meeting, should appoint themselves as a proxyholder, and will be required to register with TSX Trust to receive Meeting Access Number in order participate at the Meeting.

NOTE: If you do not register with TSX Trust to receive your Meeting Access Number, you will NOT be able to participate at the Meeting.

To Register with TSX Trust go to:
tsxtrust.com/resource/en/75

ATTENDING THE MEETING VIRTUALLY

Simply go to the following website in your web browser (not a Google search) on your smartphone, tablet or computer. You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible by logging in early. PLEASE DO NOT USE INTERNET EXPLORER.

URL
https://virtual-meetings.tsxtrust.com/1425

I HAVE A CONTROL NUMBER / MEETING ACCESS NUMBER

If you have received a form of proxy from our transfer agent, TSX Trust Company, with a control number, or you are a proxyholder with a Meeting Access Number, select "I have a Control Number / Meeting Access Number" and enter the numbers and the password below (case sensitive):

Meeting Password (case sensitive)
docebo2023

I AM A GUEST

If you do not have a control number select "I am a Guest" and fill in the required information.

Please login at least 15 minutes before the start of the meeting and ensure your web browser and internet connection are working properly.



tsxtrust.com

tsxtrust.com Virtual Meeting Guide 2/2 NAVIGATION When successfully authenticated, the info screen will be displayed. You can view the company information, ask questions and watch the webcast. If you would like to watch the webcast press the play icon. If viewing on a computer, the webcast will appear automatically once the meeting has started. VOTING Once the voting is announced, click the voting icon on the left hand side. To vote, simply select your voting direction from the options shown on screen and click SUBMIT. A confirmation message will appear to show your vote has been received. If you have additional control numbers to vote, click at the top to enter the additional credential. To change your vote, simply click Voting will remain open until the voting on the ballot is closed. QUESTIONS Eligible securityholders (registered securityholder and proxyholders) attending the meeting, with their control number / Meeting Access Number may ask questions during the meeting. Messages can be submitted at any time during the Q&A session up until the Chair closes the session. If you would like to ask a question, select the icon on the left. Type your message within the chat box in the messaging screen. Once you are happy with your message click the “Ask Now” button Questions sent via TSX Trust Virtual Meeting platform will be moderated before being sent to the Chair ADDITIONAL NOTES This document should be read in conjunction with the Information Circular. Registered and Non-registered securityholders should carefully follow the instructions on the Form of Proxy / Voting Instruction Form, and ensure that Votes / Proxy Appointments are submitted by the Proxy Filing Deadline. It is important that you are connected to the internet at all times during the Meeting. It is your responsibility to ensure connectivity for the duration of the Meeting. We encourage you to log-in to the Meeting at least 15 minutes before the start of the Meeting to check your connectivity and audio settings.